SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2006	Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-              .

Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada

(signed) Siim A. Vanaselja
Siim A. Vanaselja
Chief Financial Officer Date: August 2, 2006

BELL CANADA
Bell Q2
2006
SECOND QUARTER SHAREHOLDER REPORT
AUGUST 1, 2006

p. 2     MANAGEMENT’S DISCUSSION AND ANALYSIS

In this MD&A, we, us, and our mean Bell Canada, its subsidiaries and joint ventures.
BCE Inc. (BCE) is our ultimate parent company. BCE owns indirectly 100% of Bell Canada. Bell Canada Holdings Inc. (BCH) is our parent company. BCH owns 100% of Bell Canada.
All amounts in this MD&A are in millions of Canadian dollars, except where other-wise noted.
Please refer to the unaudited consolidated financial statements for the second quarter of 2006 when reading this MD&A. We also encourage you to read Bell Canada’s MD&A for the year ended December 31, 2005 dated March 1, 2006 (Bell Canada 2005 MD&A).
You will find more information about us, including Bell Canada’s annual information form for the year ended December 31, 2005 dated March 1, 2006 (Bell Canada 2005 AIF) and recent financial reports, on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on Bell Canada’s operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2006 and 2005.
ABOUT FORWARD-LOOKING STATEMENTS
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, or in Bell Canada’s 2006 first quarter MD&A dated May 2, 2006, the outlooks provided in the Bell Canada 2005 MD&A dated March 1, 2006 remain substantially unchanged.
     This MD&A contains forward-looking statements about our objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation, including the Securities Act of Ontario. It is important to know that:
• unless otherwise indicated, forward-looking statements in this MD&A describe our expectations at August 1, 2006
• our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
• except as otherwise indicated by us or BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by us or BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
• we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
A number of assumptions were made by us in making forward-looking statements in the Bell Canada 2005 MD&A and in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while reducing costs in accordance with our expectations. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in
Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect Our Business and Results.
ABOUT OUR BUSINESS
A detailed description of our products and services and our objectives and strategy is provided in the Bell Canada 2005 MD&A.
BELL CANADA 2006 QUARTERLY REPORT

p. 3
STRATEGIC PRIORITIES
Our strategy is to deliver unrivalled integrated communication services to customers efficiently and cost effectively, and to take a leadership position in setting the standard in Internet Protocol (IP). We continue to build on three key pillars that support this strategy: Customer Experience, Bandwidth and Next-Generation Services. Taken together, these pillars will deliver simplicity to our customers and durable value creation for our shareholders. Advancing this strategy requires us to transform our cost structure and the way that we serve customers.
      During the quarter, we made significant progress on each of our three key priorities and on transforming our cost structure.
1) Enhancing customer experience by providing superior products and service experiences that build loyalty
• At the end of Q2 2006, five million Residential customers were enjoying the benefits of a single bill for their wireline, Internet, video and wireless services (our One Bill program), representing more than a five-fold increase over the past year
• We improved our first call resolution rate by 2.2 percentage points in our Residential segment since the beginning of the year
• As a result of our DSL Hardening Program, which has improved the performance of the network as a result of new software upgrades and installation of new hardware, we have reduced major outages of our high-speed Internet service by 25% on a year-to-date basis over the same period last year
• We delivered improved service commitments and service levels in the quarter by significantly reducing the number of missed appointments for fixed wireline installations and repairs by approximately 11 percentage points and by shortening the average high-speed Internet service repair time by more than half since the beginning of the year
• Sympatico, our Internet service provider to Residential and SMB customers, launched new desktop tools in June that enable customers to diagnose and correct configuration settings on their own or remotely through a call centre agent. These new tools are intended to drive self-service, reduce the average handling time of calls in our contact centres and further improve first call resolution.
• As at the end of the quarter, 84% of our Enterprise customers adopted our online bill manager tool, a service that provides self-serve capabilities for business customers, enabling them to view, track and pay invoices online and to produce customized reports
• By the end of the quarter, in conjunction with our new Service Accreditation Program, we had trained 33% of our customer-facing employees in the Residential and Business segments on consistent service standards. Our objective is to train approximately 14,000 employees by the end of the year.
• Our multi-product household strategy continued to drive increased penetration of households subscribing to three or more products (a combination of local wire-line, Internet, video, wireless and long distance services), reaching close to 24% of total households in our Ontario and Québec footprint at the end of Q2 2006, up from 20% one year earlier.
2) Deliver abundant and reliable bandwidth to enable next-generation services
• We continued our rollout of fibre-to-the-node (FTTN) by deploying another 565 neighbourhood nodes in Q2 2006, raising the total number of nodes served to 2,892
• In the quarter, Bell Mobility Inc. (Bell Mobility) expanded the footprint of its Evolution, Data Optimized (EVDO) wireless data network to Hamilton, Burlington, Oakville, Ottawa and to the Muskoka cottage region, which complements existing coverage in the major urban centres of Vancouver, Calgary, Edmonton, Toronto, Montréal and Québec City. Our EVDO technology delivers average data download speeds of 400 to 700 kilobits per second (Kbps) with peaks of up to 2.4 megabits per second (Mbps)
• On July 5, 2006, we announced the introduction of Sympatico Optimax, a high-speed Internet service that leverages the latest in fibre optic technology. The service offers an Internet connection that consistently delivers maximum speeds of 10 to 16 Mbps. The service is currently available in certain areas of Montréal and is expected to be deployed across significant portions of Toronto’s and Montréal’s territory by year-end.
BELL CANADA 2006 QUARTERLY REPORT

p. 4     MANAGEMENT’S DISCUSSION AND ANALYSIS
3) Create next-generation services to drive profitable future growth
Revenues from growth services (comprised of wireless, video, high-speed Internet and other next-generation services such as information communications technology (ICT) solutions) accounted for 48% of total revenues at Bell Canada by the end of Q2 2006, compared with 44% one year earlier.
• Bell Mobility launched two new made-for-mobile video news services for CTV News and Report on Business Television (ROBTv). Unique to Bell Mobility customers, CTV News’ three-minute branded newscast and ROBTv’s packaged business news wrap are updated hourly throughout the day. These new services complement other Bell Mobility streaming and down-loadable video clip services, including NHL highlights, news, weather, sports and entertainment content.
• Bell Mobility partnered with General Motors of Canada Ltd. to offer seamless overlapping mobile telephone coverage and OnStar emergency services. Active OnStar subscribers will be able to use their postpaid Bell Mobility rate plan minutes for their OnStar hands-free calling.
• In July 2006, Sympatico, our Internet service provider to Residential and SMB customers, introduced Canada’s first subscription-based fraud protection service. The new technology guards consumers against online attacks by blocking access to known fraudulent sites.
• Sympatico also recently launched an enhanced version of the Sympatico MSN Music Store, offering users safe and secure pay-per-download of high-quality music tracks via credit card payment
• Our Enterprise unit also sold 365,000 IP-enabled lines on customer premises equipment by the end of the quarter, almost double the number sold one year earlier.
Transforming our cost structure
Overall, our various cost-reduction initiatives resulted in savings of $172 million in the second quarter of 2006, bringing total savings on a year-to-date basis to $297 million. These cost savings were realized primarily through process improvements from local business unit initiatives and our supply chain transformation program, which helped to maintain Bell Canada’s EBITDA margin stable year-over-year. We expect cost savings to ramp up in the second half of 2006 as end-to-end process changes are implemented and headcount reductions continue.
      Cost reductions from efficiency-related process improvements amounted to $77 million in the quarter and $147 million year-to-date. These savings were due primarily to:
• continued rollout of our initiative to reduce the number of invoices printed and mailed to Residential customers through our One Bill program
• improved scheduling of customer appointments and repair times, which enhanced our ability to fix customer problems right the first time (our ‘One and Done’ program)
• contact centre efficiencies and changes to certain processes at our in-bound call centres, resulting in lower call volumes
• workforce reductions resulting from ‘One and Done’ and other operational efficiency initiatives.
Supply transformation savings of $95 million in the quarter and $150 million year-to-date were realized from:
• increased controls over discretionary spending, resulting in reduced costs
• reduced spending on IT services
•  lower-cost outsourcing of contact centre call volumes
• renegotiated supply contracts resulting in vendor rebates for wireless handsets, wireline data and voice equipment, and Internet portal services that we re-sell to our customers.
We also made further progress on our plan to reduce headcount by 3,000 to 4,000 positions in 2006. In the second quarter, an additional 443 employees departed, bringing the total number of employee departures associated with our 2006 workforce reduction program to 1,871.
BELL CANADA 2006 QUARTERLY REPORT

p. 5

Non-GAAP Financial Measures
This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.
EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plan cost, and restructuring and other items.
OTHER CORPORATE DEVELOPMENTS
Bell Aliant Regional Communications Income Fund (Bell Aliant)
The income trust transaction announced by BCE Inc. and Aliant Inc. (Aliant) on March 7, 2006 to form Bell Aliant closed on July 7, 2006. Bell Aliant, which is North America’s second largest regional telecommunications service provider and the largest business trust in Canada, combines Bell Canada’s regional wire-line operations in Ontario and Québec with Aliant’s wireline operations in Atlantic Canada and also includes Bell Canada’s 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec) held indirectly through Bell Nordiq Group Inc., an indirect wholly-owned subsidiary of Bell Canada. Upon closing of the transaction BCE held a 73.5% indirect interest in Bell Aliant, which it subsequently reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July10, 2006. In conjunction with this, BCE Inc. will reduce its outstanding common shares by 75.8 million. Bell Aliant began trading on the Toronto Stock Exchange on July 10, 2006 under the symbol ‘BA.UN’. The financial results of Bell Aliant will continue to be consolidated by BCE.
Labour Settlement
On May 15, 2006, we reached an agreement with the Communications, Energy and Paperworkers Union of Canada (CEP) on pay equity that will benefit approximately 4,800 current and former Bell Canada employees. The settlement covers Bell Canada employees represented by the CEP in positions occupied primarily by women. The settlement is for approximately $100 million. The full amount of the cash portion of the settlement was accrued in previous years.
NON-GAAP FINANCIAL MEASURES
EBITDA
The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
      The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA on a consolidated basis.

	Q2 2006	Q2 2005	YTD 2006	YTD 2005

Operating income	894	981	1,744	1,963
Amortization expense	778	746	1,517	1,478
Net benefit plans cost	137	107	279	213
Restructuring and other items	48	5	135	—

EBITDA	1,857	1,839	3,675	3,654

OPERATING INCOME BEFORE
RESTRUCTURING AND OTHER ITEMS
The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
      The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

	Q2 2006	Q2 2005	YTD 2006	YTD 2005

Operating income	894	981	1,744	1,963
Restructuring and other items	48	5	135	—

Operating income before restructuring and other items	942	986	1,879	1,963

BELL CANADA 2006 QUARTERLY REPORT

p. 6      MANAGEMENT’S DISCUSSION AND ANALYSIS

Free Cash Flow
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT
The term net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
      The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.
      The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant on a consolidated basis.

	Q2 2006	Q2 2005	YTD 2006	YTD 2005

Net earnings applicable to common shares	460	580	934	1,108
Restructuring and other items(1)	26	3	83	—
Net gains on investments	—	—	(1)	—
Other costs incurred to form Bell Aliant(2)	14	—	14	—

Net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant	500	583	1,030	1,108

(1)	Includes transactions costs associated with the formation of Bell Aliant. These costs relate mainly to investment banking, professional and consulting fees. In Q2 2006, we incurred $13 million ($6 million after tax and non-controlling interest) of transaction costs, and $43 million ($26 million after tax and non-controlling interest) in the first six months of 2006. Additional costs of approximately $85 million will be incurred in the third quarter of 2006.

(2)	Includes premium cost incurred by Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In Q2 2006 and on a year-to-date basis, we incurred $40 million ($14 million after tax and non-controlling interest).
FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q2 2006	Q2 2005	YTD 2006	YTD 2005

Cash from operating activities	1,401	1,467	2,361	2,327
Capital expenditures	(767)	(847)	(1,305)	(1,513)
Total dividends paid	(454)	(453)	(952)	(875)
Other investing activities	(9)	4	(11)	—

Free cash flow	171	171	93	(61)

BELL CANADA 2006 QUARTERLY REPORT

p. 7

Financial Results Analysis
This section provides detailed information and analysis about our performance in Q2 2006 and YTD 2006 compared with Q2 2005 and YTD 2005. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
QUARTERLY FINANCIAL INFORMATION
The following table shows selected consolidated financial data for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues	4,296	4,270	4,457	4,326	4,258	4,209	4,303	4,206
EBITDA	1,857	1,818	1,729	1,804	1,839	1,815	1,679	1,856
Amortization expense	(778)	(739)	(755)	(756)	(746)	(732)	(763)	(734)
Net benefit plans cost	(137)	(142)	(66)	(110)	(107)	(106)	(62)	(55)
Restructuring and other items	(48)	(87)	(24)	(30)	(5)	5	(123)	(1,080)

Operating income (loss)	894	850	884	908	981	982	731	(13)
Net earnings (loss) before extraordinary gain	473	488	516	502	593	542	407	(37)
Extraordinary gain	—	—	—	—	—	—	69	—

Net earnings (loss)	473	488	516	502	593	542	476	(37)
Net earnings (loss) applicable to common shares	460	474	502	488	580	528	465	(53)
Included in net earnings (loss):
Net gains on investments Continuing operations	—	1	—	—	—	—	71	108
Restructuring and other items	(26)	(57)	(16)	(20)	(3)	3	(61)	(724)
Cost incurred to form Bell Aliant	(14)	—	—	—	—	—	—	—

FINANCIAL RESULTS ANALYSIS
CONSOLIDATED ANALYSIS

	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Operating revenues	4,296	4,258	0.9%	8,566	8,467	1.2%
Operating expenses	(2,439)	(2,419)	(0.8%)	(4,891)	(4,813)	(1.6%)

EBITDA	1,857	1,839	1.0%	3,675	3,654	0.6%
Amortization expense	(778)	(746)	(4.3%)	(1,517)	(1,478)	(2.6%)
Net benefit plans cost	(137)	(107)	(28.0%)	(279)	(213)	(31.0%)
Restructuring and other items	(48)	(5)	n.m.	(135)	—	n.m.

Operating income	894	981	(8.9%)	1,744	1,963	(11.2%)
Other income (expense)	(32)	13	n.m.	(33)	24	n.m.
Interest expense	(199)	(206)	3.4%	(403)	(412)	2.2%

Pre-tax earnings	663	788	(15.9%)	1,308	1,575	(17.0%)
Income taxes	(165)	(178)	7.3%	(296)	(407)	27.3%
Non-controlling interest	(25)	(17)	(47.1%)	(51)	(33)	(54.5%)

Net earnings	473	593	(20.2%)	961	1,135	(15.3%)
Dividends on preferred shares	(13)	(13)	—	(27)	(27)	—

Net earnings applicable to common shares	460	580	(20.7%)	934	1,108	(15.7%)

n.m.: not meaningful
BELL CANADA 2006 QUARTERLY REPORT

p. 8       MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating Revenues
Our total operating revenues increased 0.9% to $4,296 million in Q2 2006 and 1.2% to $8,566 million on a year-to-date basis, driven primarily by Aliant where solid wireless and Internet results generated higher year-over-year revenues, and to a lesser extent by our Business segment where wireless subscriber and average revenue per user (ARPU) growth and increased ICT revenues, predominantly from acquisitions made over the past year, contributed to our top-line results. Our Residential segment recorded a small improvement in revenues mainly as a result of ARPU growth in its Video, Wireless and Internet units, despite ongoing erosion of its legacy voice and data business. The year-over-year improvements in operating revenues were partly offset by a decrease at our Other Bell Canada segment, due primarily to our wholesale operations where competitive pressures in the long distance market and weaker data revenues negatively impacted results.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.
Operating Income
CONSOLIDATED OPERATING INCOME (in $ millions)

Operating income in the second quarter of 2006 was $894 million, down 8.9% from $981 million in the same quarter last year while, on a year-to-date basis, operating income decreased 11.2% to $1,744 million from $1,963 million in 2005. The year-over-year decreases were due largely to restructuring and other items of $48 million in Q2 2006 and $135 million in the first six months of 2006 for restructuring costs for involuntary employee departures, the relocation of employees and closing of real estate facilities related to a reduced workforce, as well as costs incurred to form Bell Aliant.
      Operating income before restructuring and other items in Q2 2006 was $942 million or 4.5% lower. Similarly, on a year-to-date basis, operating income before restructuring and other items was $1,879 million, or 4.3%, lower than the first six months of 2005.
     The decreases in operating income before restructuring and other items this quarter, compared with the second quarter of 2005, resulted primarily from:
• continued erosion of our high-margin residential network access services (NAS) wireline customer base
• continued pressure on operating margins from the ongoing transformation of our product mix towards growth services
• higher wireless customer retention costs
• higher operating expenses from acquisitions made over the past year principally within our Business segment
• the impact of higher net benefit plans cost and amortization expense
• an increased volume of work orders associated with provisioning and service assurance.
These impacts were offset partly by:
• higher overall revenues
• reduced costs from supply chain and efficiency-related initiatives associated with our Galileo cost reduction program
• lower salary expense from employee workforce reductions
• lower customer acquisition costs in our Wireless and Video units, mainly as a result of lower activations
• the resolution in Q3 2005 of a labour dispute with technicians in Ontario, which increased operations costs in Q2 2005.
On a year-to-date basis, the decreases in operating income before restructuring and other items also were impacted by higher wireless customer acquisition costs in Q1 2006 as a result of higher gross activations and higher costs from our ongoing investment in service improvement, offset partly by lower wireless bad debt expense.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
EBITDA
EBITDA was $1,857 million this quarter and $3,675 million year-to-date, representing slight increases of 1.0% and 0.6%, respectively, over the previous year. The year-to-date results for 2006 reflect improved performance at our Aliant and Other Bell Canada segments, offset mostly by lower margins at our Residential and Business segments. In the quarter, our Business segment contributed positively to EBITDA due to savings from headcount reductions and other efficiency-related initiatives.
BELL CANADA 2006 QUARTERLY REPORT

p. 9
     Bell Canada’s EBITDA margin was unchanged at 43.2%. In the first half of the year, EBITDA margin was 42.9% at Bell Canada, down 0.3 percentage points, compared with the same six-month period in 2005. The slight year-over-year decline reflected a number of operating cost pressures, which included higher operating costs in wireless mainly from increased customer retention activity, continued erosion of high-margin legacy voice and data services in all our segments, higher operating expenses from business acquisitions, increased volume of work orders associated with provisioning and service assurance, as well as ongoing pressure on operating margins from the continuing transformation of our product mix towards growth services. The savings in operating costs achieved through various headcount reduction and supply transformation initiatives, as well as lower customer acquisition costs in our Growth services (wireless, video and Internet) due primarily to lower activations, largely offset the impact of these cost pressures on EBITDA margin.
     Wireless EBITDA increased by 10.2% to $367 million in Q2 2006 from $333 million in Q2 2005, due mainly to wireless revenue growth of 11.2% and lower subscriber acquisition costs as a result of lower gross subscriber additions in the second quarter of this year. Nevertheless, wireless EBITDA margin decreased 0.6 percentage points to 41.8% in Q2 2006 from 42.4% in the same quarter last year. This reflected higher handset upgrade and customer retention costs, as well as the recognition in Q2 2005 of a portion of deferred revenues related to prepaid minutes that would go unused.
     On a year-to-date basis, wireless EBITDA improved 14.1% to $722 million from $633 million in 2005, reflecting revenue growth of 11.9%, reduced customer contact centre costs and lower bad debt expense. These factors contributed to wireless EBITDA margin of 42.4% year-to-date, representing a 0.5 percentage point improvement in margin compared with the first six months of 2005 when customer service issues related to our billing system conversion had a negative impact on our financial results particularly during the first three months of the year. The year-over-year EBITDA margin improvement was offset partly by both higher subscriber acquisition expense and higher retention costs associated with our customer lifecycle management initiatives.
     Wireless COA increased 4.5% to $419 per gross activation in Q2 2006 from $401 per gross activation for the same quarter in 2005. Higher COA was driven primarily by an increase in handset subsidies on premium-priced handsets with greater functionality and features used to attract higher ARPU, longer-term contract customers, increased advertising expenses associated with our Frank & Gordon campaign, and higher sales commissions from a shift towards sales channels that sign-up higher-value subscribers. The increase in COA also was impacted negatively by a lower number of gross activations year-over-year. Similarly, on a year-to-date basis, COA increased 4.6% to $407 per gross activation in 2006 from $389 per gross activation for the comparable period last year, despite the mitigating impact of a larger number of gross subscriber activations.
     Video EBITDA increased significantly both on a quarterly and year-to-date basis to $66 million and $113 million, respectively, compared with $6 million and $10 million for the same periods in 2005. The year-over-year improvements reflected strong revenue growth from the combined impact of a $4 increase in monthly ARPU and a 10.2% expansion of the customer base, significantly lower subscriber acquisition expense due to the combined impact of lower gross activations and the large number of customers choosing set-top box (STB) rentals, as well as efficiency-related operating cost savings from programming and our call centres.
Amortization Expense
Amortization expense of $778 million in Q2 2006 and $1,517 million on a year-to-date basis in 2006 represent increases of 4.3% and 2.6%, respectively, compared to the same periods last year. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements.
Net Benefit Plans Cost
The net benefit plans cost of $137 million in Q2 2006 and $279 million on a year-to-date basis in 2006 represent increases of 28.0% and 31.0%, respectively, compared to the same periods last year. The increases resulted mainly from a reduction in the discount rate from 6.2% to 5.2%, which increased the cost of our pension plan liabilities and, therefore, net benefit plans cost. An actuarial valuation was completed on June 30, 2006.
     (New actuarial valuations were completed in June 2006 for our defined benefit pension plans. For further information, please see Liquidity within our Financial and Capital Management section.)
BELL CANADA 2006 QUARTERLY REPORT

p. 10 MANAGEMENT’S DISCUSSION AND ANALYSIS
Restructuring and Other Items
We recorded restructuring charges and other items of $48 million in Q2 2006 and $135 million on a year-to-date basis in 2006. These included:
•	charges of $27 million in the second quarter of 2006 and $71 million on a year-to-date basis related to new restructuring costs for the involuntary departure of approximately 330 employees in the second quarter and 1,230 employees on a year-to-date basis

•	charges of $11 million in the second quarter of 2006 and $24 million on a year-to-date basis for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our restructuring costs

•	transaction costs of $13 million in the second quarter of 2006 and $43 million on a year-to-date basis related to the formation of Bell Aliant announced on March 7, 2006. These transaction costs related mainly to investment banking, professional and consulting fees. Additional costs of approximately $85 million associated with the formation of Bell Aliant are expected to be incurred in Q3 2006.
Net Earnings
Net earnings applicable to common shares for Q2 2006 were $460 million, which represents a decrease of 20.7% compared with net earnings of $580 million for the same period last year. Included in net earnings in Q2 2006 was a $14 million premium cost for Aliant’s early redemption of long-term debt. Net earnings were further impacted in the second quarter of 2006 by restructuring and other items of $26 million. Excluding the impact of these items, net earnings of $500 million decreased by $83 million over Q2 2005.
     On a year-to-date basis, net earning applicable to common shares were $934 million, 15.7% lower than $1,108 million, for the same period last year. Year-to-date earnings were further impacted by restructuring and other items of $83 million for charges associated with our new employee workforce reduction initiatives, the related relocation of employees and closing of real estate facilities, and the transaction costs related to the formation of Bell Aliant. Excluding the impact of these items, net earnings of $1,030 million decreased by $78 million.
     On both a quarterly and year-to-date basis, the stronger year-over-year EBITDA performance was more than offset by higher amortization expense and higher net benefit plans cost. Income taxes decreased on both a quarterly and year-to-date basis due to lower pre-tax earnings and income tax adjustments resulting from the decrease in corporate federal income tax rates and the elimination of the large corporation tax stemming from the 2006 federal budget. This was partly offset by a decrease in tax savings from tax monetization programs in the quarter. The year-to-date decrease in income taxes was further impacted by favourable audit settlements in the first quarter of 2006.
SEGMENTED ANALYSIS
OPERATING REVENUES

OPERATING REVENUES	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Residential	1,900	1,890	0.5%	3,769	3,746	0.6%
Business	1,530	1,499	2.1%	3,039	2,977	2.1%
Aliant	534	518	3.1%	1,079	1,042	3.6%
Other Bell Canada	460	485	(5.2%)	934	964	(3.1%)
Inter-segment eliminations	(128)	(134)	4.5%	(255)	(262)	2.7%

Total operating revenues	4,296	4,258	0.9%	8,566	8,467	1.2%

OPERATING INCOME	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Residential	510	552	(7.6%)	1,013	1,078	(6.0%)
Business	199	221	(10.0%)	404	461	(12.4%)
Aliant	102	99	3.0%	196	186	5.4%
Other Bell Canada	83	109	(23.9%)	131	238	(45.0%)

Total operating income	894	981	(8.9%)	1,744	1,963	(11.2%)

BELL CANADA 2006 QUARTERLY REPORT

p. 11
Residential Segment
RESIDENTIAL REVENUES (in $ millions)

Residential revenues increased 0.5% in the second quarter of 2006 and 0.6% in the first half of 2006, year-over-year, to reach $1,900 million and $3,769 million, respectively. Video, wireless and data revenues contributed 2.5%, 1.1% and 1.5%, respectively, to overall Residential revenue growth in Q2 2006, offset largely by negative contributions of 3.0% from local and access services and 1.6% from long distance. Similarly, in the first half of the year, video, wireless and data revenues contributed 2.8%, 1.8% and 1.3%, respectively, to overall Residential revenue growth in 2006, offset largely by negative contributions of 2.8% from local and access services, 2.2% from long distance, and 0.3% from terminal sales and other revenues. Both the quarterly and year-to-date increases were the result of continued expansion of our wireless, video and high-speed Internet subscriber bases and significantly improved video, wireless and high-speed Internet ARPUs, offset almost entirely by lower wireline (local and access and long distance) revenues brought about mainly by an ongoing increase in NAS losses, continued wireless long distance and VoIP substitution, the impact of regulatory decisions, as well as ongoing aggressive price competition. Although overall Residential revenue growth slowed somewhat compared with previous quarters, this result was anticipated given the adverse effect on wireline revenues from increased cable telephony competition and from the Canadian Radio-television and Telecommunications Commission’s (CRTC) mandated local rate reductions, which lowered the recurring amount in the deferral account.
Wireline
Local and access, which represents the largest proportion of our Residential segment revenues, declined this quarter and year-to-date, compared with the same periods in 2005, due mainly to NAS erosion and the CRTC-required price reductions, which resulted in lower basic service and related SmartTouch feature revenues. This was offset partly by an increase in wireline maintenance plan revenues, reflecting price increases implemented in the third quarter of 2005. NAS decreased this quarter primarily as a result of losses to competitive local exchange carriers (CLECs) and cable companies, wireline to wireless substitution, as well as continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines. The rate of year-over-year NAS erosion increased in Q2 2006 as the major cable companies operating in our Ontario and Québec markets continued to expand their service footprints and to vigorously market low-priced cable telephony offerings through bundled offers with their other services. The CRTC’s Deferral Account decision, which required local rate reductions effective June 1, 2006, is expected to have an adverse impact of approximately $50 million on local and access revenues in 2006.
     In line with NAS erosion, long distance revenues were lower both this quarter and year-to-date, compared with the same periods last year, reflecting lower average revenue per minute (ARPM), a decrease in the overall volume of conversation minutes, and lower prepaid calling card sales. However, mainly as a result of an increase in the network charge from $2.95 per month to $4.50 per month, which became effective on April 15, 2006, as well as higher overseas and calling card per-minute rates, total long distance revenues in the quarter increased over Q1 2006 and the year-over-year rate of decline slowed compared with previous quarters. Lower ARPM reflected ongoing competition from non-traditional long distance providers, increased adoption of our Block-of-Time (BOT) minute plans, the continued impact of our $5 Long Distance Bundle (which was discontinued in Q3 2005), and a lower volume of higher-priced overseas minutes. Overall minutes also declined year-over-year, as usage gains stemming from our BOT and bundle products were more than offset by the impact from increased NAS erosion and losses of domestic and overseas minutes to alternative, non-traditional long distance service providers.
     (For further information about our wireline business, please see Local and access and Long distance within our Product Line Analysis.)
Wireless
Residential wireless revenues increased year-over-year both this quarter and year-to-date, mainly as a result of a higher average number of customers, a shift in subscriber acquisition mix towards higher-value rate plans, the growing impact of higher-than-average ARPU prepaid customers from Solo and Virgin Mobile, price increases in the third quarter of 2005 for certain services and features, and the continued popularity of our ‘10-4’ push-to-talk service. Higher data usage stemming from increased adoption of ‘Fuel Me’ bundles, text messaging, mobile browsing and gaming, which has been facilitated by the availability of new handsets with enhanced MP3 download and video streaming capabilities, also contributed to the improvement in revenues.
     (For further information about our wireless business, please see Wireless within our Product Line Analysis.)
BELL CANADA 2006 QUARTERLY REPORT

p. 12 MANAGEMENT’S DISCUSSION AND ANALYSIS
Data
Higher residential data revenues for both the quarter and first half of the year were driven by high-speed Internet subscriber base growth of 13% and higher ARPU resulting from a shift in subscribers towards higher-speed, premium-priced products, the implementation of a $5 price increase in Q4 2005 for new customers and in Q2 2006 for existing customers on our Basic high-speed service for customers in Ontario, a reduction in customer credits, as well as a 32% increase in combined revenues from our Sympatico.MSN.ca web portal and other value-added services such as MSN Premium, Security Services, Games Mania and Home Networking. The number of customers subscribing to Sympatico value-added services surpassed the one million mark during the second quarter, representing an approximate 20% increase over the past year. The portal currently averages over 18 million unique visitors per month, or approximately 86% of online Canadians. The year-over-year improvements in residential data revenues were tempered by promotional offers on our Basic and High-Speed Edition products in Québec.
     (For further information about our data business, please see Data within our Product Line Analysis.)
Video
VIDEO REVENUES (in $ millions)

VIDEO SUBSCRIBERS (in thousands)

Our Video unit continued to report strong financial performance for the year, growing its revenues by 21% this quarter and 23% year-to-date to $286 million and $563 million, respectively, compared with the same periods in 2005. These improvements were driven by year-over-year subscriber base growth of 10.2% and a $4 increase in monthly ARPU, which reflect the impact of price increases implemented over the past year, the success of our strategy to upsell customers to higher priced programming packages, continued traction of our STB rental program and higher pay-perview subscriptions.
We added 19,000 new net video subscribers in Q2 2006 and 31,000 year-to-date, compared with 63,000 and 92,000 for the same periods in 2005. These decreases can be attributed to more aggressive price competition in our markets from the cable operators, while we maintained pricing discipline and had fewer promotional offers in the retail marketplace compared with the same time last year. At the beginning of Q3 2006, Bell ExpressVu (Bell Canada’s video services provider) launched its ‘All in One’ plan, a new marketing strategy that combines hardware and programming into one package. This new program is being introduced to stimulate further the adoption of digital television by Canadian consumers.
Higher year-over-year churn also contributed to softer net activations. However, our video churn rate increased by just 0.1 percentage point, year-over-year, in both the second quarter and first half of 2006 to 1.0% despite several price increases introduced over the past year and a lower proportion of our subscribers on long-term contracts, reflecting success of our customer retention activities and the challenging competitive environment which included the impact from cable operators’ strategy of bundling cable service with other products at discounted rates.
Our total video customer base reached 1,758,000 at June 30, 2006, representing an increase of 10.2% compared with the previous year.
     Video ARPU increased notably to $54 per month in Q2 2006 from $50 per month in Q2 2005. The 8.0% improvement was primarily the result of a shift in product mix towards higher-priced programming packages and higher pay-per-view revenues, and to a lesser degree to price increases implemented during 2005. Customer credits and retention discounts, partly offset this $4 year-over-year increase in ARPU. During 2005, we applied a $3 rate increase to our existing subscriber base beginning in March and on October 1st we brought into effect $2 and $3 increases, respectively, on our basic and theme packages for all new customers. In 2006, we continued to exercise pricing discipline by implementing a $2 rate increase on our standard digital programming package for all existing customers without a contract at the beginning of the year and increasing the system access fee by $3 per month for all our legacy subscribers starting in May. Similarly, on a year-to-date basis, video ARPU increased by $4 to $53 per month from $49 per month in 2005.
BELL CANADA 2006 QUARTERLY REPORT

p. 13
Residential Operating Income
RESIDENTIAL OPERATING INCOME (in $ millions)

Our Residential segment reported operating income of $510 million this quarter and $1,013 million year-to-date, down 7.6% and 6.0%, respectively, from the comparable periods in 2005. In each case, the decrease was due to a higher rate of decline in our high-margin residential NAS wireline customer base, higher operating costs in wireless from increased customer retention activity and our advertising campaigns, as well as increased amortization expense and net benefit plans cost. These factors were mitigated in part by higher revenues across all our growth services, a decrease in total subscriber acquisition expenses in wireless and video due mainly to lower gross activations, lower contact centre costs driven by an improvement in the first-call resolution rate, reduced handle times and outsourcing of call volumes, as well as savings from other cost-reduction initiatives which includes the ongoing implementation of our One Bill initiative.
Business Segment
BUSINESS REVENUES (in $ millions)

Business segment revenues for the three and six months ended June 30, 2006 were $1,530 million and $3,039 million, respectively, representing increases of 2.1% over the same periods in 2005. Our SMB, Enterprise and Bell West units accounted for 1.5%, 0.3% and 0.3% of the total growth in Business segment revenues in Q2 2006 respectively. Similarly, on a year-to-date basis, our SMB, Enterprise and Bell West all contributed to the increase in Business segment revenues, accounting for 1.5%, 0.1% and 0.5% of the growth respectively. Increases in ICT and wireless revenues from Enterprise and SMB customers were partly offset by further declines in legacy wireline voice and data revenues as intense competitive pricing pressures continue and as customers migrate their voice and data traffic to our IP-based systems.
Enterprise
Revenues generated by our Enterprise unit increased slightly both this quarter and on a year-to-date basis, compared with the same periods in 2005, due primarily to the strength of our wireless business, which has been fuelled by solid subscriber growth and improved ARPU, and higher penetration of ICT products and services. However, a decline in long distance and legacy data services revenues partially offset the year-over-year increases in Enterprise revenues due to the combined impact from price changes necessitated by competitive market conditions and the ongoing migration of our customers’ voice and data traffic to IP-based systems.
     Data revenues decreased in the quarter and first half of the year, mainly as a result of price changes on customer contracts for legacy data services necessitated by competitive market conditions and higher revenues generated in Q2 2005 from the timing of sales for systems and storage solutions, which tempered IP-based connectivity and ICT revenue growth year-over-year. ICT revenues grew by 8% this quarter and 11% in the first half of 2006, reflecting increased sales from acquisitions and new contract wins primarily in the areas of security solutions, wireless data and contact centre management.
     During the quarter, our Enterprise unit continued to experience a healthy demand for IP-based network solutions, particularly for IP virtual private network services, as large Enterprise customers chose Bell Canada for their ICT needs. In this regard, our Enterprise unit secured a multi-year contract with RBC Financial Group (RBC) for an IP communications solution that will convert RBC’s 1,300 branch offices from a legacy frame relay data network to a consolidated IP-based Multi Protocol Label Switching (IP MPLS) network.
SMB
Our SMB unit contributed significantly to the financial performance of our Business segment in 2006. Revenues generated from SMB customers increased this quarter and year-to-date as higher data and wireless revenues more than compensated for lower long distance, local and access and other revenues. Data revenue growth was fuelled by strong demand for high-speed Internet access service connections and continued solid growth in ICT sales driven mainly by higher VAS sales and cross-selling opportunities with companies acquired to enhance our virtual chief information officer (VCIO) strategy, despite softness in gateway equipment sales mainly reflecting the timing of customer deals. Despite intensifying competition, total VCIO revenues increased by 16% this quarter and by 25% year-to-date. Although long distance revenues continued to decrease year-over-year, largely as a result of lower minute volumes, competitive pricing pressures and a weakening
BELL CANADA 2006 QUARTERLY REPORT

p. 14 MANAGEMENT’S DISCUSSION AND ANALYSIS
of our pay-phone business brought about by increasing wireless and Internet substitution, the quarterly rate of decline slowed this quarter reflecting the impact of strategic product pricing. Similarly, local and access revenues also decreased marginally in the quarter due to our declining pay-phone business and market share gains by alternative telephony providers. However, the rate of decline slowed in Q2 2006 compared with the past several quarters because of stabilization in local line losses from improved customer retention and the favourable impact of recent price increases for basic local fixed-line access. Moreover, local and access revenues in Q2 2005 were impacted negatively by lower wireline access installation fees due to a labour dispute with field technicians in Ontario. Lower other revenues can be attributed primarily to the sale of our U.S. conferencing solutions operations in the second half of 2005.
Bell West
Bell West continued to grow its business this quarter as data, local and access and long distance revenues increased year-over-year, due primarily to the launch of services on the Alberta SuperNet (a next-generation broadband access network), higher wholesale service revenues stemming from higher demand for local access lines to support Shaw Communications’ Digital Phone service, as well as continued growth in Bell West’s Enterprise and SMB customer bases. In Q2 2006, demand for wholesale NAS from Shaw Communications increased 40% compared with the previous quarter. Total NAS in service for Shaw reached 189,000 at the end of the quarter, representing more than a six-fold increase since the end of Q2 2005.
Business Operating Income
BUSINESS OPERATING INCOME (in $ millions)

Business segment operating income for the second quarter and first half of 2006 decreased 10.0% and 12.4%, respectively, to $199 million and $404 million, as a result of higher amortization expense and net benefits plans cost, as well as the negative margin impact from the ongoing shift of voice and data traffic to IPbased growth services and the loss of higher-margin legacy voice and data business due to competitive pricing pressures. Higher revenues and operating cost improvements from headcount reductions and other efficiency-related initiatives partially offset the negative impacts on operating income year-over-year.
     In our Enterprise unit, operating income decreased in the quarter and year-to-date, reflecting lower revenues due to price changes necessitated by competitive market conditions, margin erosion from the shift in product mix towards IP-based services, as well as higher net benefits plans cost and amortization expense.
     Our SMB unit reported strong operating income growth in the second quarter and first half of 2006, driven primarily by solid year-over-year revenue growth, cost savings from sales force realignment and other Galileo-related efficiency initiatives which mitigated the margin erosion associated with the shift in sales towards VCIO solutions and away from legacy wireline services. These year-over-year increases in operating income were offset partly by higher operating expenses from recent business acquisitions, as well as higher net benefit plans cost and amortization expense.
     Bell West recorded lower operating income both this quarter and in the first six months of 2006, due primarily to higher amortization expense now that the Alberta SuperNet is in service, offset partially by improved gross margins from revenue growth and cost containment initiatives. Our Bell West unit reached a milestone in Q2 2006 as EBITDA was positive for the first time in its operating history.
Aliant
ALIANT REVENUES (in $ millions)

Aliant revenues were $534 million in the second quarter and $1,079 million year-to-date, reflecting increases of 3.1% and 3.6%, respectively, compared with the same periods last year. Continued strong growth in wireless and Internet services and other telecommunications product sales offset declines in other areas due to impacts of competition, wireless and Internet substitution, and regulatory restrictions.
     Local and access revenues increased this quarter and were flat year-to-date, compared with the same periods in 2005. This resulted mainly from a one-time reclassification of revenues in Q2 2006 to reflect their appropriate nature. Offsetting this reclassification of revenues was a 1.7% decline in the NAS customer base since the end of the second quarter of 2005, reflecting competitive losses, the reduction in demand for primary lines due to increased customer adoption of wireless and VoIP technologies, ongoing pressure from growth in high-speed Internet access that reduces the need for second telephone lines, and limitations created by the CRTC’s restrictions on bundling and winback promotions.
BELL CANADA 2006 QUARTERLY REPORT

p. 15
     Long distance revenues declined in the second quarter and first six months of the year over the comparable periods in 2005, due mainly to lower per-minute prices for residential customers despite an increase in minutes of use, as the adoption rate of value packages with unlimited long distance plans increased. Per-minute pricing and minutes of use in the business market continued to decline, as a result of competitive pricing pressures and increased use of contact centre management tools (such as integrated voice response systems) that reduce the length of calls.
     Wireless revenues increased both in the second quarter and first half of 2006, driven by a 13.6% year-over-year increase in the wireless customer base and higher ARPU. Gross wireless activations in the quarter were up 4.8%, while churn improved 0.4 percentage points to 1.0 % per month, reflecting Aliant’s expanded service area coverage and digital wireless network, an enhanced dealer network that improved market penetration, broader product selection, as well as the growing number of customers subscribing to value packages, business bundles and longer term contracts. In addition, ARPU increased in the quarter, due to an increase in average minutes of use, higher data usage driven by text messaging, Web browsing, an increased number of Blackberry users and premium content downloads, and higher penetration of value-added services.
     Data revenues for the second quarter and first half of 2006 increased year-over-year, due mainly to a significant increase in Internet revenues. The growth in Internet revenues was attributable to year-over-year subscriber growth of 9.1%. The expansion of the subscriber base in the first half of 2006 was the result of competitive marketing offers, proactive management of dial-up customer migration to high-speed products, expansion of the service area, the launch of a new home business Internet service and continued success of the personal computer (PC) purchase program.
     Terminal sales and other revenues decreased in the second quarter and remained relatively unchanged year-to-date, due to the previously mentioned reclassification of revenues, offset partly by higher IT product and equipment sales associated mainly with Aliant’s PC purchase program.
Aliant Operating Income
ALIANT OPERATING INCOME (in $ millions)

Operating income at Aliant was $102 million in the second quarter and $196 million in the first six months of 2006, reflecting increases of 3.0% and 5.4%, respectively, compared with the same periods in 2005. Operating expense increases in the second quarter of 2006 were driven by the costs to support wireless and Internet business growth and higher expenses related to improved product sales, contractual wage increases and the launch of a new core advertising program. In addition, restructuring and other charges of $15 million included transaction costs of $6 million associated with the formation of Bell Aliant. This was partially offset by lower amortization expense, due largely to an increase in the estimated useful life of internally developed software from three to five years. On a year-to-date basis for 2006 overall margins improved due to sound operating cost management.
Other Bell Canada Segment
OTHER BELL CANADA REVENUES (in $ millions)

Other Bell Canada segment revenues of $460 million in Q2 2006 and $934 million in the first six months of 2006, represented decreases of 5.2% and 3.1%, respectively, compared with the same three and sixmonth periods in 2005. The year-over-year declines were due mainly to lower revenues in our Wholesale unit, resulting from:
•	continued pressure on long distance revenues as a result of competitive pricing

•	the unfavourable impact on data revenues from customers migrating services onto their own network facilities

•	the one-time favourable impact in the second quarter of 2005 from the early termination of a cross-border facilities contract.
BELL CANADA 2006 QUARTERLY REPORT

p. 16    MANAGEMENT’S DISCUSSION AND ANALYSIS
The year-over-year declines in Other Bell Canada revenues were partly offset by an increase in switched minute volumes and strong demand for local loops and access capacity. On a year-to-date basis, revenue from a contract to help restore telecommunications service to the areas affected in the United States in September 2005 by Hurricane Katrina also helped to mitigate the year-over-year decrease in revenues.
Other Bell Canada Operating Income
OTHER BELL CANDA OPERATING INCOME (in $ millions)

Operating income for the Other Bell Canada segment decreased 23.9% to $83 million this quarter and 45% to $131 million year-to-date, due mainly to restructuring and other charges related to restructuring costs for the involuntary departure of employees and the associated relocation of employees and closing of real estate facilities no longer required as a result of the workforce reduction. Excluding restructuring and other items, operating income increased by 7.0% and 7.6% in the second quarter and first six months of 2006 to $122 million and $257 million, respectively, reflecting lower cost of goods sold due to lower domestic and international long distance traffic, a decreased volume of termination minutes stemming from reduced southbound traffic to the United States, an improvement in bad debt expense, and other cost reductions stemming from our Galileo initiatives. Lower revenues and higher operating expenses from contractual wage increases, as a result of renegotiated labour agreements signed in the second half of 2005 with our technicians in Ontario and Québec, partly offset the positive year-over-year impacts on operating income.
PRODUCT LINE ANALYSIS
BELL CANADA PRODUCT LINE REVENUES

REVENUES	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Local and access	1,312	1,368	(4.1%)	2,623	2,736	(4.1%)
Long distance	456	518	(12.0%)	912	1,056	(13.6%)
Wireless	857	771	11.2%	1,661	1,484	11.9%
Data	1,003	966	3.8%	2,004	1,917	4.5%
Video	286	236	21.2%	563	457	23.2%
Terminal sales and other	382	399	(4.3%)	803	817	(1.7%)

Total Bell Canada	4,296	4,258	0.9%	8,566	8,467	1.2%

Local and Access
LOCAL AND ACCESS REVENUES (in $ millions)

Local and access revenues of $1,312 million in Q2 2006 and $2,623 million year-to-date, represent decreases of 4.1% compared with the same respective periods in 2005, as a result of higher NAS erosion and lower SmartTouch feature revenues directly attributable to NAS losses, offset partly by gains from wireline maintenance plans. Local and access revenues this quarter also were impacted by several regulatory decisions by the CRTC, including a ruling that mandated a reduction in local rates in association with the Price Caps deferral account and a ruling with respect to rates we charge for switching and aggregation services to long distance service providers. In total, these regulatory rulings had an approximate $12 million impact on local and access revenues this quarter. These negative impacts were largely offset by the previously mentioned one-time reclassification of revenues at Aliant to reflect the appropriate nature of the services provided.
     NAS in service declined by 419,000 or 3.3% since the second quarter of 2005, as a result of increased competition from cable operators for local telephone service, continuing losses to CLECs, wireline to wireless substitution, as well as from growth in high-speed Internet access that reduces the need for second
BELL CANADA 2006 QUARTERLY REPORT

p. 17
telephone lines. The rate of NAS erosion reflected a higher level of local line losses than the previous year, as the major cable operators in our incumbent territories sustained their intensive marketing efforts and further expanded the footprint of their low-priced local telephony offerings across most of our Ontario and Québec markets. This was offset partly by higher demand for local access lines from Shaw to offer VoIP services in Western Canada, a year-over-year increase in connection requests for telephone lines associated with the seasonal impact of residential moves, the contribution of customers from our Bell Digital Voice service and an increase in customer winbacks (following the CRTC’s decision to reduce the waiting time before contacting lost customers from one year to three months). Despite this positive regulatory development, the CRTC’s regulatory restrictions continue to place pressure on our local and access business with respect to bundling and packaging of local services with other non-regulated services, and limitations on customer winback promotions.
Long Distance
LONG DISTANCE REVENUES (in $ millions)

Long distance revenues were $456 million in the quarter and $912 million in the first half of the year, reflecting year-over-year decreases of 12.0% and 13.6%, respectively, compared with the same periods in 2005. Lower long distance revenues affected all Bell Canada segments, due mainly to the impact of escalating substitution and continued NAS erosion. These year-over-year decreases were offset partly by an increase in the network charge from $2.95 per month to $4.50 per month, which became effective on April 15, 2006, as well as by higher overseas and calling card per-minute rates, which helped maintain long distance revenues stable over the first quarter of 2006. Overall minute volumes decreased slightly both this quarter and year-to-date to 4,589 million and 9,171 million conversation minutes, representing declines of 1.7% and 0.9% respectively. Similarly, ARPM decreased by $0.008 in Q2 2006 and by $0.011 in the first half of 2006 to reach $0.093, reflecting a decline in both domestic and overseas minute volumes, competitive pricing pressures in our Residential, Business and Wholesale markets, as well as the continued impact from Residential customers who subscribe to the $5 Long Distance Bundle (which was discontinued in
Q3 2005).
Wireless
WIRELESS REVENUES (in $ millions)

WIRLESS SUBSCRIBERS (in thousands)

Gross wireless activations decreased 5.5% this quarter to 359,000, down from a record second-quarter performance of 380,000 gross activations last year. This result reflected the success of our extensive marketing efforts in Q2 2005 to rebuild customer loyalty and confidence in the Bell Mobility brand following the challenge of implementing a new billing system in 2004, as well as ongoing aggressive acquisition offers from our competitors featuring a large number of zero-dollar handsets and heavily discounted rate-plan promotions. Gross postpaid activations in the quarter decreased 10.3% year-over-year to 251,000, representing 70% of total gross activations compared with 74% in the previous year, while prepaid gross activations increased 8.8% to 108,000 driven by the strong performance of the Solo and Virgin Mobile brands particularly in the youth segment.
     On a year-to-date basis, we activated 683,000 new gross wireless customers, representing a 4.0% increase over the same period last year, comprised of 467,000 postpaid gross activations and 216,000 prepaid gross activations. This growth was fuelled by ongoing additions to our handset portfolio, attractive rate-plan promotions, the continued strength in both the Enterprise and SMB business market segments, the growing contribution of subscribers from Solo and Virgin Mobile, our increased presence in Western Canada, the launch of our EVDO wireless data network, as well as unique content deals and downloadable data services popular with the youth segment.
     Our postpaid churn rate for the second quarter and first six months of 2006 improved to 1.1% and 1.2%, respectively, from 1.4% and 1.5% in the same periods last year. The decreases reflect the success of our
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p. 18    MANAGEMENT’S DISCUSSION AND ANALYSIS
retention activities with higher-value subscribers, despite ongoing vigorous competition and tighter policies on the granting of customer discounts and hardware upgrades. The churn rates for 2005 were affected negatively by the cancellation of 45,000 non-paying customer accounts related largely to the residual impacts from our billing system conversion. Conversely, prepaid churn increased to 3.2% this quarter from 2.1% in Q2 2005 and to 2.9% in the first half of 2006 from 2.0% in the same period last year, due mainly to the deactivation of a higher number of inactive, non-revenue-generating customer accounts and the effect of certain pricing actions taken in 2005. On a combined basis, due to the offsetting impacts of lower postpaid churn and higher prepaid churn, our blended churn rate for the second quarter and first half of 2006 remained unchanged year-over-year at 1.6%.
     As a result of lower postpaid gross activations and a higher prepaid churn rate, total wireless net activations decreased to 90,000 in Q2 2006, compared with 146,000 in Q2 2005. This was comprised of 106,000 new postpaid net activations, corresponding to a 9.7% decrease over last year, and the loss of 16,000 prepaid customers compared with 29,000 new prepaid customers activated in Q2 2005. On a year-to-date basis, our 149,000 wireless net activations were 18.6% lower than the same period last year, despite higher total gross activations, due to a higher prepaid churn rate resulting in a higher number of deactivations. Year-to-date, postpaid rate plans have accounted for 97% of total net activations. Accordingly, as at June 30, 2006, our total number of cellular and PCS subscribers reached 5,590,000, representing a 9.4% increase over the past twelve months. Postpaid rate plans represented 74% of our total subscriber base at the end of the quarter, compared with 75% at the end of Q2 2005.
     Wireless service revenues grew 11.2% this quarter and 11.9% year-to-date to $857 million and $1,661 million, respectively, compared with the same periods last year. In each case, the year-over-year improvement was driven by the combined impact of a higher average number of subscribers and higher ARPU.
     Postpaid ARPU increased by $2 this quarter and $3 year-to-date to $63 and $62 , respectively, compared with the same periods in 2005. The following drove these meaningful improvements:
• a shift in the subscriber acquisition mix towards higher ARPU postpaid customers, reflecting increased penetration of Blackberry customers and other heavy users subscribing to higher-priced rate plans
• higher data usage stemming from increased text messaging, mobile browsing, video streaming and gaming, which have been facilitated by new handsets with enhanced functionality
• the continued popularity of our ‘Fuel Me’ bundled data offers and ‘10-4’ push-to-talk service
• the positive impact from price increases in the third quarter of 2005 for certain services and features.
This was offset partly primarily by lower roaming revenues and lower system access fee revenue as a result of the considerable number of customers subscribing to ‘All in One’ plans where all service fees and a number of value-added service features are included as part of the monthly plan cost. We discontinued our ‘All in One’ rate plans for new subscriber activations at the end of February.
     Prepaid ARPU decreased to $14 per month this quarter, compared with $16 per month in Q2 2005, despite increased penetration of higher-than-average ARPU Solo and Virgin Mobile customers in our prepaid subscriber base, due to the recognition in the second quarter of 2005 of a portion of deferred revenues related to unused prepaid minutes. Excluding the deferred revenue impact, prepaid ARPU in Q2 2006 increased $2 year-over-year. Year-to-date, prepaid ARPU remained unchanged at $13 per month.
     Mainly as a result of higher postpaid ARPU, blended ARPU increased by $1 both this quarter and year-to-date to $51 and $49, respectively, compared with the same periods in 2005, despite a slight year-over-year decrease in the percentage of total wireless subscribers on postpaid rate plans.
Data
DATA REVENUES (in $ millions)

HIGH-SPEED INTERNET SUBSCRIBERS (in thousands)

Overall data revenues increased 3.8% this quarter and 4.5% on a year-to-date basis to $1,003 million and $2,004 million, respectively, compared with the same periods last year. The year-over-year improvements were mainly the result of growth in the number of high-speed Internet access service connections, increased sales of IP-based connectivity and ICT solutions among Enterprise and SMB customers, which
BELL CANADA 2006 QUARTERLY REPORT

p. 19

benefited considerably from acquisitions made over the past year to enhance our product portfolio and create cross-selling opportunities, and the service launch of the Alberta SuperNet. However, data revenue growth in 2006 has been moderated by further decreases in legacy data revenues within our Business segment as a result of competitive pricing and the migration of voice and data traffic to IP-based systems, and the ongoing rationalization of circuit networks by wholesale customers. In addition, data revenues in Q2 2005 were positively impacted by the timing of certain customer sales in our Enterprise unit for systems and storage solutions, as well as the early termination of a cross border facilities contract in our Wholesale unit.
     The number of high-speed Internet subscribers increased by 47,000 this quarter and by 118,000 year-to-date, compared with 92,000 and 220,000 new net subscriber additions in the same periods last year, bringing our total subscriber count as at June 30, 2006 to 2,313,000. The second quarter of the year traditionally has been the weakest quarter from a subscriber growth perspective for the entire industry. Although we experienced a year-over-year decline in new subscriber additions in the second quarter, this result was in line with our expectations as net activations in Q2 2005 were driven by the introduction of our Basic Lite service in the Ontario market and by substantial footprint expansion. Our operating priority for 2006 is to increase broadband speeds within the existing footprint in order to offer higher speed Internet service to customers and to focus on customer retention, which improved in Q2 2006. On a year-to-date basis, subscriber growth was also affected by a decrease in demand from SMB customers and by aggressive price competition predominantly within our Québec market where a major cable operator pursued an acquisition strategy based on selling multi-product bundles at discounted rates. In order to combat the excessively competitive pricing conditions in Québec, we launched a targeted marketing campaign during the second quarter offering special promotional rates on our Basic and High-Speed Edition services for a limited time period.
     The combined impact from an extensive broadband access footprint and focused selling of lower priced high-speed services such as our Basic Internet service has helped to expand the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. Total dial-up customers decreased to 552,000 at the end of the quarter from 666,000 at the end of Q2 2005. Our high-speed Internet access footprint in Ontario and Québec reaches more than 85% of homes and business lines passed.
Video
See discussion under Residential segment.
Terminal Sales and Other
TERMINAL SALES AND OTHER REVENUES (in $ millions)

Terminal sales and other revenues were $382 million this quarter, or 4.3% lower than Q2 2005. The year-over-year decrease mainly reflected lower wireless equipment revenues resulting from a lower number of devices sold and reduced legacy voice equipment sales to business customers. This was offset partly by higher telecommunications equipment sales associated with Aliant’s PC purchase program and incremental revenues from a contract secured in the second half of 2005 (and which expired in April 2006) to help restore telecommunications service to the areas affected in the United States by Hurricane Katrina. Similarly, in the first half of the year, terminal sales and other revenues were down 1.7% to $803 million. However, the year-over-year rate of decline was not as large as in the second quarter mainly as a result of higher wireless equipment sales at Bell Mobility and higher IT product sales at Aliant’s Xwave Solutions Inc. and Innovatia Inc. subsidiaries.
OTHER ITEMS
Other Income (Expense)
Other expense of $32 million in Q2 2006 represented a decrease of $45 million compared to other income of $13 million in Q2 2005. This decrease resulted mainly from a $40 million charge for premium costs on Aliant’s early redemption of long-term debt recorded in Q2 2006.
     Other expense of $33 million in the first six months of 2006 represented a decrease of $57 million compared to $24 million of other income reported for the same period in 2005. On a year-to-date basis, the decrease was further impacted by a loss of $13 million that was realized in Q1 2006 on the exercise of a swaption issued by Aliant.
Interest Expense
Interest expense declined 3.4% or $7 million to $199 million in Q2 2006, compared to Q2 2005. This was due to lower average debt levels and lower average interest expense from the refinancing of debt at lower rates.
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p. 20       MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial and Capital Management
This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.
     On a year-to-date basis, interest expense decreased by 2.2%, or $9 million, to $403 million as a result of lower average interest expense from the refinancing of debt at lower rates, partly offset by higher average debt levels, mainly from BCE’s issuance of debt to Bell Canada.
Income Taxes
Income taxes decreased 7.3% or $13 million to $165 million in Q2 2006, compared to Q2 2005, due to lower pre-tax earnings and income tax adjustments resulting from the decrease in corporate federal income tax rates and the elimination of the large corporation tax stemming from the 2006 federal budget. This was partly offset by a decrease of tax savings from tax monetization programs.
     On a year-to-date basis, income taxes decreased by 27.3% or $111 million to $296 million for the first six months of 2006 due to lower pre-tax earnings, income tax adjustments resulting from the decrease in corporate federal income tax rates and the elimination of the large corporation tax stemming from the 2006 federal budget and favourable audit settlements in the first quarter of 2006.
Non-Controlling Interest
Non-controlling interest increased by 47.1% or $8 million in the second quarter of 2006 and by 54.5% or $18 million in the first six months of 2006 compared to the same periods last year. This was mainly due to lower losses at ExpressVu, partly offset by the non-controlling interest in the premium cost of Aliant’s early redemption of long-term debt of $12 million in the second quarter of 2006.
FINANCIAL AND CAPITAL MANAGEMENT
CAPITAL STRUCTURE

	Q2 2006	Q4 2005

Debt due within one year	1,500	836
Long-term debt	9,895	10,177
Less: Cash and cash equivalents	(98)	(233)

Total net debt	11,297	10,780
Non-controlling interest	1,028	1,212
Total shareholders’ equity	10,280	10,135

Total capitalization	22,605	22,127

Net debt to capitalization	50.0%	48.7%

NET DEBT AND NET DEBT TO CAPITALIZATION RATIO (in $ millions)

Our net debt to capitalization ratio was 50.0% at the end of Q2 2006, compared to 48.7% at the end of 2005. This was a result of an increase in net debt and total shareholders’ equity and a decrease in non-controlling interest.
     Net debt increased $517 million to $11,297 million in the first six months of 2006 primarily due to:
•	Aliant’s redemption of preferred shares for $175 million

•	Bell Nordiq Group Inc.’s redemption of preferred shares for $60 million

•	obligations of $234 million for additional capital leases

•	transaction costs of $73 million related to the formation of Bell Aliant.
This was offset partially by $93 million of free cash flow.
Non-controlling interest declined by $184 million in the first six months of 2006 due mainly to:
•	Aliant’s $175 million redemption of preferred shares

•	$12 million of premium cost on Aliant’s redemption of long-term debt.
Total shareholders’ equity increased $145 million to $10,280 million in the first six months of 2006. This was mainly due to net earnings in excess of the dividends declared on common and preferred shares.
CASH FLOWS
FREE CASH FLOW (in $ millions)

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p. 21
The following table is a summary of the flow of cash into and out of Bell Canada.

	Q2 2006	Q2 2005	YTD 2006	YTD 2005

Cash from operating activities	1,401	1,467	2,361	2,327
Capital expenditures	(767)	(847)	(1,305)	(1,513)
Other investing activities	(9)	4	(11)	—
Cash dividends paid on common shares	(405)	(404)	(843)	(778)
Cash dividends paid on preferred shares	(14)	(14)	(28)	(29)
Cash dividends paid by subsidiaries to non-controlling interest	(35)	(35)	(81)	(68)

Free cash flow	171	171	93	(61)
Business acquisitions	(12)	(35)	(36)	(117)
Bell Aliant Regional Communications Income Fund (Bell Aliant)	(51)	—	(73)	—
Increase in investments	—	(1)	—	(122)
Net issuance (repayment) of debt instruments	(437)	(235)	151	508
Financing activities of subsidiaries with third parties	(245)	(21)	(242)	(38)
Other financing activities	(13)	(18)	(28)	(33)
Cash used in discontinued operations	(1)	—	—	—

Net increase (decrease) in cash and cash equivalents	(588)	(139)	(135)	137

Cash from Operating Activities
Cash from operating activities decreased 4.5% or $66 million to $1,401 million in Q2 2006, compared to Q2 2005 due mainly to a decrease in receipts from the securitization of accounts receivable of $137 million offset by improvements in working capital.
     Cash from operating activities increased by 1.5%, or $34 million, to $2,361 million in the first six months of 2006 mainly due to:
•	a decrease of approximately $100 million in income taxes paid which related mainly to the final instalment for 2004 made in early 2005

•	a decrease of $57 million in payments related to restructuring costs at Bell Canada and Aliant

•	a decrease of $44 million in pension and other benefit plan payments, due mainly to Aliant’s contribution of $60 million made in 2005.
This was partly offset by:
•	a decrease in receipts from the securitization of accounts receivable of $139 million

•	compensation payments of $52 million made to executives and other key employees further to the vesting of all restricted share units (RSUs) granted for a two-year performance period ending at the end of 2005, based on the achievement of specific operating objectives established at the outset of the program two years ago.
Free Cash Flow
Our free cash flow this quarter was $171 million, which remained stable compared to Q2 2005. This was due to a decrease in receipts from the securitization of accounts receivable of $137 million offset by a decrease of $80 million in capital expenditures and improvements in working capital.
     Free cash flow for the first six months of 2006 was $93 million, an improvement of $154 million over negative free cash flow of $61 million for the same period last year. This was mainly due to:
•	a decrease of $208 million in capital expenditures

•	a decrease of approximately $100 million in income taxes paid which related mainly to the final instalment for 2004 made in early 2005

•	a decrease of $57 million in payments related to restructuring costs at Bell Canada and Aliant

•	a decrease of $44 million in pension and other benefit plan payments, due mainly to Aliant’s contribution of $60 million made in 2005.
This was partly offset by:
•	a decrease in receipts from the securitization of accounts receivable of $139 million

•	compensation payments of $52 million made to executives and other key employees further to the vesting of all RSUs granted for a two-year performance period ending at the end of 2005, based on the achievement of specific operating objectives established at the outset of the program two years ago.
Capital Expenditures
Capital expenditures for Bell Canada were $767 million in Q2 2006 and $1,305 million in the first six months of 2006, reflecting decreases of 9.4% and 13.7%, respectively, compared with the same periods last year. As a percentage of revenues, capital expenditures decreased to 17.9% from 19.9% and to 15.2% from 17.9% for the same respective periods. The year-over-year declines reflected reduced spending on IT infrastructure and systems to support both our Galileo-related cost reduction initiatives and customer contracts in the Business segment, the timing of spending associated with various strategic initiatives such as our
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p. 22       MANAGEMENT’S DISCUSSION AND ANALYSIS
FTTN footprint expansion, reduced spending on wireless expansion and capacity growth and the completion in the fourth quarter of 2005 of the Alberta SuperNet.
Business Acquisitions
We invested $12 million and $36 million, in Q2 2006 and the first six months of 2006 respectively, in various business acquisitions.
     We invested $35 million in business acquisitions in Q2 2005 and $117 million in the first six months of 2005. This consisted mainly of Bell Canada’s acquisition of Nexxlink Technologies Inc. (Nexxlink) for $74 million and a number of other businesses.
Bell Aliant
Cash used for the payment of costs for the formation of Bell Aliant was $51 million in Q2 2006 and $73 million on a year-to-date basis. This included $21 million of transactions costs in Q2 2006 and $43 million on a year-to-date basis, which relate mainly to investment banking, professional and consulting fees, and $30 million as a result of premium costs paid on the redemption, prior to maturity, of Aliant debt.
Increase in Investments
We did not make any investments in the first six months of 2006. In 2005, we invested US$100 million to acquire an approximate 12% interest in Clearwire Corporation, a privately-held company that offers advanced IP-based wireless broadband communications services.
Debt Instruments
We repaid $437 million of debt, net of issues, in Q2 2006. The repayments included $263 million in debt at Bell Canada and $75 million of bonds redeemed by Aliant. Bell Canada also repaid $327 million in notes payable mainly to BCE. The issuance consisted of a $280 million increase in Aliant’s borrowings under its credit facilities.
     On a year to date basis in 2006, we issued $151 million of debt, net of repayments. There were increased borrowings in notes payable and bank advances of $567 million, mainly from BCE and Aliant drew down $280 million on its credit facilities.
     We had the following repayments in the first six months of 2006:
•	Bell Canada repaid $463 million of debt

•	Aliant redeemed $125 million of bonds

•	we made other repayments that included capital leases.
In Q2 2005, we repaid $235 million of debt, net of issues. The repayments included mainly $600 million in debentures at Bell Canada. The issuances consisted mainly of $150 million in medium-term notes at Aliant and increased borrowings in notes payable and bank advances of $251 million.
     On a year-to-date basis in 2005, net issues of $508 million included Bell Canada’s issuance of $700 million in debentures and a net increase of $335 million in notes payable and bank advances.
CREDIT RATINGS
The table below lists Bell Canada’s key credit ratings at August 1, 2006. On May 19, 2006, Moody’s(3) lowered Bell Canada’s unsecured and subordinated long-term debt ratings, and revised its outlook from negative to stable.

BELL CANADA	S&P(1)	DBRS(2)	MOODY’S(3)	FITCH(4)

Commercial paper	A-1 (low)	R-1 (low) / stable	P-2 / stable	—
Extendable commercial notes	—	R-1 (low) / stable	—	—
Long-term debt	A- / negative	A / stable	Baa1 / stable	BBB+ / stable
Subordinated long-term debt	BBB+ / negative	BBB (high) / stable	Baa2 / stable	BBB / stable
Preferred shares	P-2	Pfd-2 / stable	—	—

(1)	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., maintains a negative outlook on our corporate rating

(2)	Dominion Bond Rating Services Limited

(3)	Moody’s Investors Service, Inc.

(4)	Fitch Ratings Ltd.
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p. 23
RELATED PARTY TRANSACTIONS
Bell Canada realizes tax savings by using strategies to take advantage of tax losses within the BCE group of companies. The transactions described below are all part of a tax loss consolidation strategy that follows the transaction steps laid out in advanced tax rulings.
BCE Inc., 4257111 Canada Inc. and Bell Mobility loss monetization transaction
On September 16, 2005, BCE Inc. advanced $17 billion to Bell Mobility, a wholly-owned subsidiary of Bell Canada, through a subordinated interest-bearing demand loan. Bell Mobility used the proceeds to acquire preferred shares from 4257111 Canada Inc., a wholly-owned subsidiary of BCE Inc. 4257111 Canada Inc. used the proceeds to advance $17 billion to BCE Inc. through an interest-free subordinated demand loan, the funds being used by BCE Inc. to repay the daylight loan previously granted to make the initial demand loan. The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $6.3 billion in the second quarter of 2006.
     For 2006, the interest rate on the interest bearing loan is equal to 5.38%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     Bell Mobility has the legal right and intention to offset the demand loan payable to BCE Inc. and the investment in preferred shares of 4257111 Canada Inc. As a result, these items and the related interest expense and dividend income have been presented on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense. The tax savings are distributed as an additional dividend and distributed back to BCE Inc. at the end of each quarter.
BCH, 4047974 Canada Inc. and Bell Canada loss monetization transaction
In the second quarter of 2002, BCH advanced $5 billion in cash to us through a subordinated interest bearing demand loan. We used the proceeds to acquire preferred shares in 4047974 Canada Inc., a wholly-owned subsidiary of BCH. 4047974 Canada Inc. then advanced $5 billion to BCH through an interest-free subordinated demand loan.
     The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $2.5 billion in the first quarter of 2003, to $1.2 billion in the third quarter of 2003 and to $600 million in the fourth quarter of 2003.
     For 2006, the interest rate on the loan was equal to 5% which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
     We have the legal right and intention to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada Inc. Because we intend to do this, we have presented these items, and the related interest expense and dividend income, on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense.
LIQUIDITY
Our sources of liquidity and cash requirements remain substantially unchanged from those described in the Bell Canada 2005 MD&A other than as described in the following section Pension Funding.
Pension Funding
Further to the completion of new actuarial valuations, we now expect to contribute approximately $410 million to our defined benefit pension plans in 2006.
     The actuarial valuation for the Bell Canada pension plan for December 31, 2005 was completed in June 2006 and resulted in a solvency deficit of $827 million, which we have a commitment to fund over the next five years starting in 2006. This is in addition to the annual funding of the current service cost of $180 million.
     The actuarial valuations for the Aliant pension plans for December 31, 2005 were completed in June 2006 and resulted in a solvency deficit of $210 million, which we have a commitment to fund over the next five years, and a going concern deficit of $166 million, which we have a commitment to fund over the next fifteen years. This is in addition to the funding of solvency deficits identified in previous years and the annual funding of the current service cost of $36 million.
     Pension funding relief measures introduced in the May 2006 Federal Budget would increase the funding period of solvency deficits from five to ten years if the proposed pension regulations are enacted. This would reduce the required contributions in 2006. However, there can be no assurance that such pension regulations will be enacted as proposed.
     On July 28, 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel Networks Corporation (Nortel) shares and 25 million CGI Group Inc. (CGI) shares, which had an aggregate market value of $201 million. We are considering entering into a similar transaction in October for the remaining 6.4 million CGI shares we own, which have a current aggregate market value of $42 million. The acquisition reduces our cash contributions in 2006.
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p. 24       MANAGEMENT’S DISCUSSION AND ANALYSIS

Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results
This section describes assumptions made by us in preparing forward-looking statements and risks that could affect us.
For a more complete description of assumptions made by us in preparing forward-looking statements and risks that could affect our business and results, please see the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that could Affect our Business and Results contained in the Bell Canada 2005 MD&A set out on pages 36 to 47 of the Bell Canada 2005 Financial Information filed by Bell Canada with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results set out on pages 20 to 23 of the Bell Canada 2006 First Quarter MD&A, as further updated in this MD&A.
Please also refer to the Bell Canada 2005 AIF for a detailed description of:
•	the principal legal proceedings involving us;

•	certain regulatory initiatives and proceedings concerning us.
Commitment under the CRTC Deferral Account Mechanism
Our commitment under the deferral account mechanism remains substantially unchanged from that described in Bell Canada’s 2006 first quarter MD&A dated May 2, 2006 (Bell Canada 2006 First Quarter MD&A), with the exception that we do not currently have estimates based on the business split resulting from the formation of Bell Aliant.
Recent Developments in Legal Proceedings
Purported Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges
On June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges by Bell Canada and Bell Mobility despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility to a financial institution, by Internet, by telephone or by cheque within the payment period indicated on their bills, and/or that suffered damages resulting from a payment allegedly made before the due date, and/or that were allegedly billed, in the case of Québec residents, interest at a rate higher than the legal rate. The lawsuit has not yet been authorized as a class action.
     The motion seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the class. In addition to the reimbursement of such amounts, the class action would, if authorized, also seek payment of damages and punitive damages by Bell Canada and Bell Mobility. Bell Canada and Bell Mobility intend to vigorously defend their position. Based on the information currently available, Bell Canada’s and Bell Mobility’s management cannot predict the final outcome of this legal proceeding.
Purported Class Action Concerning Wireless Access Charges
On July 18, 2006, the Saskatchewan Court of Queen’s Bench rendered its judgements on the motion for certification as a class action of this lawsuit, which is described in the Bell Canada 2005 AIF, refusing to certify the action against all defendant Bell Canada group companies except Bell Mobility. With respect to Bell Mobility, the Court refused to certify the lawsuit on all grounds except for the claim for unjust enrichment. However, the Court refused to grant certification based on the unjust enrichment claim at this point on the basis that there was no appropriate representative plaintiff and no proper plan for proceeding. The Court thus gave the plaintiff leave to return to the Court with a proper representative plaintiff and a proper plan for proceeding in respect of the unjust enrichment claim.
Wage Practices Investigation
On May 15, 2006, Bell Canada reached a settlement with the Communications, Energy and Paperworkers Union of Canada (CEP) with respect to the 1994 pay equity complaints, described in the Bell Canada 2005 AIF, filed by members of the CEP before the Canadian Human Rights Tribunal (Tribunal). The settlement covers approximately 4,800 current and former employees and is for approximately $100 million. The settlement was ratified by the CEP members on June 19, 2006, which ended the long-standing pay equity issue that was before the Tribunal. Bell Canada had provisioned for the full amount of the cash portion of this settlement.
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS AND RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
Assumptions Made in the Preparation of Forward-Looking Statements
Forward-looking statements made in the Bell Canada 2005 MD&A, in the Bell Canada 2006 First Quarter MD&A and in this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements and that, unless otherwise indicated in this MD&A, have not significantly changed as at the date of this MD&A. In the Bell Canada 2005 MD&A, we outlined the principal assumptions that we made in the preparation of these forward-looking statements. These assumptions include:
•	assumptions about the Canadian economy related to GDP growth and a slight increase in the business prime rate and the Consumer Price Index

•	market assumptions related to: (i) growth in the overall Canadian telecommunications market, (ii) the continued decrease in the residential voice telecommunications market, (iii) the increase in wireline competition, and (iv) the growth in revenue for the Canadian wireless industry, the video market and the Internet market

•	operational and financial assumptions related to: (i) growth in wireless, video and high-speed Internet subscribers as well as ARPU for these services, (ii) the continued decrease in our network access services, (iii) cost savings, (iv) restructuring costs, (v) amortization expense, (vi) total net benefit plans cost, and (vii) capital intensity.
Please see Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results in the Bell Canada 2005 MD&A, for a more complete description of the above-mentioned assumptions.
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p. 25

Please see Recent Developments in Legal Proceedings, at page 20 of the Bell Canada 2006 First Quarter MD&A, and in this MD&A, for a description of recent developments, since the Bell Canada 2005 AIF, in the principal legal proceedings involving us.
In addition, please see Changes to Wireline Regulation in the Section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results at pages 20 to 23 of the Bell Canada 2006 First Quarter MD&A, and in this MD&A, for a description of recent developments, since the Bell Canada 2005 AIF, in the principal regulatory initiatives and proceedings concerning us.
Updates to the Description of Assumptions
The following is a significant update to the description of assumptions set out in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the Bell Canada 2005 MD&A. For ease of reference, the update to the description of assumptions below has been presented under the same headings contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results set out in the Bell Canada 2005 MD&A.
Operational and Financial Assumptions
Financial
On July 7, 2006, following the formation of Bell Aliant, some employees of Bell Canada and employees of Aliant became employed by Bell Aliant. Those employees stopped participating in and accruing benefits in the Bell Canada and Aliant pension plans and started participating and accruing benefits under new Bell Aliant pension plans. As a result, we are currently remeasuring the assets and obligations of these pension plans based on current market values and actuarial assumptions as of July 7, 2006. One of these assumptions is the discount rate, which we are re-evaluating to reflect the increase in long-term market interest rates since December 31, 2005. The complete impact of the remeasurement exercise is expected to be reflected and disclosed in Bell Canada’s 2006 third quarter MD&A.
Risks that Could Affect our Business and Results
A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can accurately predict whether an event that is possible will actually happen or what its consequences may be, the actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks that we currently do not know.
     In the Bell Canada 2005 MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks, as updated in the Bell Canada 2006 First Quarter MD&A, is further updated in this MD&A. The risks described in the Bell Canada 2005 MD&A include risks associated with:
•	our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects

•	general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services

•	the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results

•	our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services

•	our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof

•	the availability and cost of capital required to implement our business plan and fund capital and other expenditures

•	our ability to find suitable companies to acquire or to partner with, to integrate the operations of acquired companies and to complete dispositions

•	the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively

•	the risk of litigation should Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary

•	the risk of increased pension fund contributions

•	our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages

•	events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services

•	our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses depend

•	the risk that licences on which we rely to provide services might be revoked or not renewed when they expire

•	our ability to retain major customers

•	health concerns about radio frequency emissions.
BELL CANADA 2006 QUARTERLY REPORT

p. 26       MANAGEMENT’S DISCUSSION AND ANALYSIS
Please see Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results in the Bell Canada 2005 MD&A for a more complete description of the above-mentioned risks.
UPDATES TO THE DESCRIPTION OF RISKS
The following are significant updates to the description of risks contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the Bell Canada 2005 MD&A as updated at pages 20 to 23 of the Bell Canada 2006 First Quarter MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results set out in the Bell Canada 2005 MD&A.
Pension Fund Contributions
Further to the completion of new actuarial valuations, we now expect to contribute approximately $410 million to our defined benefit pension plans in 2006.
     The actuarial valuation for the Bell Canada pension plan for December 31, 2005 was completed in June 2006 and resulted in a solvency deficit of $827 million, which we have a commitment to fund over the next five years starting in 2006. This is in addition to the annual funding of the current service cost of $180 million.
     The actuarial valuations for the Aliant pension plans for December 31, 2005 were completed in June 2006 and resulted in a solvency deficit of $210 million, which we have a commitment to fund over the next five years, and a going concern deficit of $166 million, which we have a commitment to fund over the next fifteen years. This is in addition to the funding of solvency deficits identified in previous years and the annual funding of the current service cost of $36 million.
     Pension funding relief measures introduced in the May 2006 Federal Budget would increase the funding period of solvency deficits from five to ten years if the proposed pension regulations are enacted. This would reduce the required contributions in 2006. However, there can be no assurance that such pension regulations will be enacted as proposed.
     On July 28, 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel shares and 25 million CGI shares, which had an aggregate market value of $201 million. We are considering entering into a similar transaction in October for the remaining 6.4 million CGI shares we own, which have a current aggregate market value of $42 million. The acquisition reduces our cash contributions in 2006.
Changes to Wireline Regulation
Decisions of Regulatory Agencies
Price Cap Framework Review
On May 9, 2006, the CRTC issued Telecom Public Notice CRTC 2006-5 initiating a proceeding to establish the price cap framework to replace the existing framework that ends May 31, 2007. On July 10, 2006, Bell Canada, Bell Aliant Regional Communications, Limited Partnership, and Saskatchewan Telecommunications filed a pricing framework proposal which reflects the dramatic changes that have taken place in the industry. The proposed framework would come into effect on June 1, 2007 and apply for a period of two years.
     The above-mentioned entities proposed that there should be no regulatory limits on price increases in areas where services are available over alternative facilities, allowing consumers and competition in these areas to drive market prices. In areas where alternative facilities are not available, the above-mentioned entities proposed that service prices remain subject to regulation with upward pricing capped, on average, at current levels. In keeping with both the recommendations of the Telecom Policy Review Panel and the recent draft policy direction for the CRTC outlined by the Minister of Industry, the proposed regulation would interfere with market forces to the least extent possible. The entities’ evidence will be subject to an interrogatory process as well as a public hearing that is scheduled to commence on October 10, 2006. The CRTC intends to issue a decision on this proceeding by April 30, 2007.
     There is a risk that the CRTC may not accept the entities’ proposals to rely on market forces to the maximum extent possible and may impose limitations on our marketing flexibility, impeding our ability to respond to market forces.
Forbearance from Regulation of Local Exchange Services
On April 6, 2006, the CRTC issued Telecom Decision 2006-15 which established a framework for the forbearance from regulation of local exchange services. The decision reduced the no-contact period under the residential local winback rule from 12 months to 3 months. This reduction in the length of the residential no-contact period is the subject of an application to the CRTC by Primus Telecommunications Canada Inc. requesting that the no-contact period be maintained at 12 months. The decision also denied Aliant’s application for regulatory forbearance in 32 exchanges in Nova Scotia and Prince Edward Island. The denial of Aliant’s forbearance application in respect
BELL CANADA 2006 QUARTERLY REPORT

p. 27
of the Halifax market is the subject of an application for leave to appeal to the Federal Court of Appeal by Aliant.
     On May 12, 2006, Aliant, Bell Canada, Saskatchewan Telecommunications and TELUS Communications Company filed a petition to the Governor in Council requesting that the Minister of Industry recommend to the Governor in Council that Decision 2006-15 be referred back to the CRTC for reconsideration. Specifically, the companies requested that the CRTC be directed to reconsider the pre-forbearance, forbearance and post-forbearance rules in Decision 2006-15 in light of the conclusions and recommendations contained in the Telecom Policy Review Panel’s Final Report issued in March 2006.
     On June 16, 2006, the CRTC issued Telecom Public Notice 2006-9, in which it is seeking comments regarding whether mobile wireless services, or a subset thereof, should be considered to be part of the same relevant market as wireline local exchange services for forbearance analysis purposes. Currently, the CRTC does not consider mobile wireless services to be in the same relevant market as wireline services, meaning that wireless competition is not considered in the calculation of market share loss for the purposes of local forbearance determinations. If the CRTC were to determine that mobile wireless and wireline services are in the same relevant market, then the share loss criterion in the CRTC’s local forbearance test would be satisfied earlier than would otherwise be the case. This could have the effect of forbearance being granted more quickly than the current regulations would allow.
Proposed Policy Direction and Telecom Policy Review Panel’s Report
On June 13, 2006, the Minister of Industry tabled in both houses of Parliament a proposed policy direction to be issued by the Cabinet to the CRTC. The proposed policy direction calls on the CRTC to “rely on market forces to the maximum extent feasible”and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary”. Among other things, the proposed policy direction would require the CRTC to conduct a review of its rules which force incumbent telephone companies to provide wholesale access to certain telecommunication services to competitors. The purpose of the review would be to determine which wholesale services are not essential and should be phased out. The regulatory impact statement that accompanied publication of the proposed policy direction stated that “maintaining the current regulatory framework is not a viable option...” and that the proposed direction is designed to guide the CRTC “toward reduced and more targeted regulation” that will “reduce regulatory cost and burden”. The proposed direction does not direct the CRTC to reach any particular outcomes on any specific files.
     The Minister of Industry announced that he intends to implement the Telecom Policy Review Panel’s Report of March 22, 2006, through the proposed policy as well as propose new legislation.
     Before a direction from Cabinet can be implemented, it must sit in each house of Parliament for 40 sitting days, and be subject to public consultation. The public consultation process is scheduled to take place during the third quarter of 2006 and the Government can be in a position, if it so chooses, to issue the direction by the middle of the Fall. Although the proposed policy direction is positive for us, there can be no guarantee that the Cabinet will issue the direction, nor that it will not be amended prior to its effective date.
Bell ExpressVu
On June 12, 2006, the CRTC initiated a proceeding to review the regulatory framework for over-the-air broadcasters. Among the issues to be addressed is the possibility of requiring cable and satellite broadcasting distribution undertakings (BDUs) to pay over-the-air broadcasters for the right to carry their signals. Under the current copyright and regulatory framework, the signals are carried at no charge to the cable and satellite BDUs. Submissions are due in September 2006 and a public hearing is slated for November 27, 2006. A decision from the CRTC requiring cable and satellite BDUs to pay over-the-air broadcasters for signal carriage would have a negative effect on our business and results of operations. Bell ExpressVu will argue vigorously against the fee-for-carriage concept.
OUR ACCOUNTING POLICIES
We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Bell Canada 2005 MD&A.
     We have not had any significant changes in the accounting standards or our accounting policies other than those described in the Bell Canada 2005 MD&A, except as noted below.
BELL CANADA 2006 QUARTERLY REPORT

p. 28       MANAGEMENT’S DISCUSSION AND ANALYSIS
Adoption of new accounting standard
The CICA reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section on January 1, 2006 did not have any effect on our consolidated financial statements.
BELL CANADA 2006 QUARTERLY REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS	p. 29

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2006	2005	2006	2005

Operating revenues		4,296	4,258	8,566	8,467

Operating expenses		(2,439)	(2,419)	(4,891)	(4,813)
Amortization expense		(778)	(746)	(1,517)	(1,478)
Net benefit plans cost	4	(137)	(107)	(279)	(213)
Restructuring and other items	5	(48)	(5)	(135)	—

Total operating expenses		(3,402)	(3,277)	(6,822)	(6,504)

Operating income		894	981	1,744	1,963
Other income (expense)	6	(32)	13	(33)	24
Interest expense		(199)	(206)	(403)	(412)

Pre-tax earnings		663	788	1,308	1,575
Income taxes		(165)	(178)	(296)	(407)
Non-controlling interest		(25)	(17)	(51)	(33)

Net earnings		473	593	961	1,135
Dividends on preferred shares		(13)	(13)	(27)	(27)

Net earnings applicable to common shares		460	580	934	1,108

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	2006	2005	2006	2005

Balance at beginning of period	877	478	808	353
Net earnings	473	593	961	1,135
Dividends declared on preferred shares	(13)	(13)	(27)	(27)
Dividends declared on common shares	(372)	(424)	(777)	(827)
Other	—	1	—	1

Balance at end of period	965	635	965	635

BELL CANADA 2006 QUARTERLY REPORT

p. 30  CONSOLIDATED BALANCE SHEETS

	JUNE 30	DECEMBER 31
(in $ millions) (unaudited)	2006	2005

ASSETS
Current assets
Cash and cash equivalents	98	233
Accounts receivable	1,598	1,353
Other current assets	952	920

Total current assets	2,648	2,506
Capital assets	20,321	20,284
Other long-term assets	2,744	2,840
Indefinite-life intangible assets	917	913
Goodwill	2,331	2,298

Total assets	28,961	28,841

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,633	2,798
Interest payable	143	146
Dividends payable	383	468
Debt due within one year	1,500	836
Current liabilities of discontinued operations	1	—

Total current liabilities	4,660	4,248
Long-term debt	9,895	10,177
Other long-term liabilities	3,098	3,069

Total liabilities	17,653	17,494

Non-controlling interest	1,028	1,212

SHAREHOLDERS’ EQUITY
Preferred shares	1,100	1,100

Common shareholders’ equity
Common shares	7,689	7,689
Contributed surplus	526	538
Retained Earnings	965	808

Total common shareholders’ equity	9,180	9,035

Total shareholders’ equity	10,280	10,135

Total liabilities and shareholders’ equity	28,961	28,841

BELL CANADA 2006 QUARTERLY REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS	p. 31

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2006	2005	2006	2005

Cash flows from operating activities
Net earnings		473	593	961	1,135
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense		778	746	1,517	1,478
Net benefit plans cost	4	137	107	279	213
Restructuring and other items	5	48	5	135	—
Net gains on investments		—	—	(2)	—
Future income taxes		116	49	281	141
Non-controlling interest		25	17	51	33
Contributions to employee pension plans	4	(39)	(27)	(68)	(115)
Other employee future benefit plan payments	4	(23)	(22)	(48)	(45)
Payments of restructuring and other items		(33)	(25)	(69)	(126)
Operating assets and liabilities		(81)	24	(676)	(387)

Cash flows from operating activities		1,401	1,467	2,361	2,327

Cash flows from investing activities
Capital expenditures		(767)	(847)	(1,305)	(1,513)
Business acquisitions		(12)	(35)	(36)	(117)
Bell Aliant Regional Communications Income Fund (Bell Aliant)	2	(51)	—	(73)	—
Increase in investments		—	(1)	—	(122)
Other investing activities		(9)	4	(11)	—

Cash flows used in investing activities		(839)	(879)	(1,425)	(1,752)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances		(327)	251	567	335
Issue of long-term debt		280	195	280	895
Repayment of long-term debt		(390)	(681)	(696)	(722)
Issue of equity securities by subsidiaries to non-controlling interest		10	—	13	—
Redemption of equity securities by subsidiaries from non-controlling interest	2	(255)	(21)	(255)	(38)
Cash dividends paid on common shares		(405)	(404)	(843)	(778)
Cash dividends paid on preferred shares		(14)	(14)	(28)	(29)
Cash dividends paid by subsidiaries to non-controlling interest		(35)	(35)	(81)	(68)
Other financing activities		(13)	(18)	(28)	(33)

Cash flows used in financing activities		(1,149)	(727)	(1,071)	(438)

Cash provided by (used in) continuing operations		(587)	(139)	(135)	137
Cash used in discontinued operations		(1)	—	—	—

Net increase (decrease) in cash and cash equivalents		(588)	(139)	(135)	137
Cash and cash equivalents at beginning of period		686	308	233	32

Cash and cash equivalents at end of period		98	169	98	169

BELL CANADA 2006 QUARTERLY REPORT

p. 32       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements should be read in conjunction with Bell Canada’s annual consolidated financial statements for the year ended December 31, 2005, on pages 51 to 89 of Bell Canada’s 2005 Financial Information.
These notes are unaudited.
All amounts are in millions of Canadian dollars, except where noted.
We, us and our mean Bell Canada, its subsidiaries and joint ventures.
Note 1. Significant Accounting Policies
We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2005, except as noted below.
COMPARATIVE FIGURES
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
ADOPTION OF NEW ACCOUNTING STANDARD
The CICA reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section on January 1, 2006 did not have any effect on our consolidated financial statements
Note 2. Bell Aliant
On March 7, 2006, BCE Inc. and Aliant Inc. (Aliant) announced their intention to form a new regional telecommunications service provider in the form of an income trust. On July 7, 2006 the Plan of Arrangement (the Arrangement) forming Bell Aliant was completed. Bell Aliant combines Bell Canada’s regional wireline operations with Aliant’s wireline operations and includes Bell Canada’s 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec) held indirectly through Bell Nordiq Group Inc. (Bell Nordiq), an indirect wholly-owned subsidiary of Bell Canada.
Costs incurred to form Bell Aliant in the first six months of 2006 are comprised mainly of:
• transaction costs of $13 million in the second quarter and $43 million on a year-to-date basis related mainly to investment banking, professional and consulting fees. Additional costs associated with the formation of Bell Aliant are expected to be incurred in Q3 2006. See Note 5, Restructuring and other items, for more information.
• premium cost on early redemption of Aliant long-term debt of $40 million in the second quarter and on a year-to-date basis. On July 4, 2006, as part of the Arrangement, Aliant also redeemed or repaid certain debt instruments on which a premium cost of $82 million will be recorded in the third quarter of 2006. See Note 6, Other income (expense), for more information.
On May 12, 2006, Bell Nordiq announced its intent to exercise its rights to redeem all of its issued and outstanding First Preferred Shares, Series 8 on July 1, 2006 for a total amount of $60 million. On June 30, 2006, Aliant redeemed all of its issued and outstanding Cumulative Redeemable Preference Shares, Series 2 for a total amount of $175 million.
On July 7, 2006, Bell Aliant finalized $3.5 billion in credit facilities with a syndicate of financial institutions co-led by The Bank of Nova Scotia and Royal Bank of Canada. The new facilities will be used to finance the transaction costs, refinance existing long-term debt, support a $400 million commercial paper program and for general working capital purposes.
BELL CANADA 2006 QUARTERLY REPORT

p. 33
Note 3. Segmented Information
The following table is a summary of financial information by segment.

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2006	2005	2006	2005

Operating revenues
Residential	External customers	1,880	1,879	3,728	3,719
	Inter-segment	20	11	41	27

		1,900	1,890	3,769	3,746

Business	External customers	1,498	1,468	2,973	2,914
	Inter-segment	32	31	66	63

		1,530	1,499	3,039	2,977

Aliant	External customers	501	484	1,010	972
	Inter-segment	33	34	69	70

		534	518	1,079	1,042

Other Bell Canada	External customers	417	427	855	862
	Inter-segment	43	58	79	102

		460	485	934	964

Inter-segment eliminations — Bell Canada		(128)	(134)	(255)	(262)

Total operating revenues		4,296	4,258	8,566	8,467

Operating income
Residential		510	552	1,013	1,078
Business		199	221	404	461
Aliant		102	99	196	186
Other Bell Canada		83	109	131	238

Total operating income		894	981	1,744	1,963
Other income (expense)		(32)	13	(33)	24
Interest expense		(199)	(206)	(403)	(412)
Income taxes		(165)	(178)	(296)	(407)
Non-controlling interest		(25)	(17)	(51)	(33)

Net earnings		473	593	961	1,135

Note 4. Employee Benefit Plans
We provide pension and other post-employment benefits for almost all of our employees. These include defined benefit (DB) and defined contribution (DC) plans.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Pension benefits:
DB plans cost	(86)	(61)	(177)	(119)
DC plans cost	(7)	(3)	(14)	(9)
Other future benefits cost	(44)	(43)	(88)	(85)

Net benefit plans cost	(137)	(107)	(279)	(213)

The following table shows the components of the DB plans cost.

	THREE MONTHS				SIX MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005	2006	2005	2006	2005

Current service cost	(64)	(53)	(7)	(8)	(132)	(101)	(14)	(17)
Interest cost on accrued benefit obligation	(203)	(209)	(27)	(27)	(407)	(418)	(54)	(54)
Expected return on plan assets	237	225	3	2	474	450	6	5
Amortization of past service costs	(3)	(3)	1	(1)	(6)	(6)	2	(1)
Amortization of net actuarial losses	(54)	(22)	(6)	—	(107)	(45)	(12)	—
Amortization of transitional asset (obligation)	1	1	(8)	(9)	1	1	(16)	(18)

DB plans cost	(86)	(61)	(44)	(43)	(177)	(119)	(88)	(85)

BELL CANADA 2006 QUARTERLY REPORT

p. 34      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4.   Employee Benefit Plans (cont’d)
The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	THREE MONTHS				SIX MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005	2006	2005	2006	2005

Aliant	(29)	(20)	(2)	(2)	(52)	(101)	(3)	(3)
Bell Canada	(10)	(7)	(21)	(20)	(16)	(14)	(45)	(42)

Total	(39)	(27)	(23)	(22)	(68)	(115)	(48)	(45)

Comprised of:
Contributions to DB plans	(37)	(25)	(23)	(22)	(64)	(111)	(48)	(45)
Contributions to DC plans	(2)	(2)	—	—	(4)	(4)	—	—

Further to the completion of new actuarial valuations, we now expect to contribute approximately $410 million to our DB pension plans in 2006.
     The actuarial valuation for the Bell Canada pension plan for December 31, 2005 was completed in June 2006 and resulted in a solvency deficit of $827 million, which we have a commitment to fund over the next five years starting in 2006. This is in addition to the annual funding of the current service cost of $180 million.
     The actuarial valuations for the Aliant pension plans for December 31, 2005 were completed in June 2006 and resulted in a solvency deficit of $210 million, which we have a commitment to fund over the next five years, and a going concern deficit of $166 million, which we have a commitment to fund over the next fifteen years. This is in addition to the funding of solvency deficits identified in previous years and the annual funding of the current service cost of $36 million.
     On July 28, 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel Networks Corporation shares and 25 million CGI Group Inc. shares, which had an aggregate market value of $201 million. The acquisition reduces our cash contributions in 2006.
Note 5. Restructuring and Other Items

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Restructuring costs	(38)	(5)	(95)	—
Other charges	(10)	—	(40)	—

Restructuring and other items	(48)	(5)	(135)	—

RESTRUCTURING COSTS
Restructuring costs of $38 million in the second quarter and $95 million on a year-to-date basis consist mainly of:
• pre-tax charges at Bell Canada of $18 million in the second quarter of 2006 and $62 million on a year-to-date basis in 2006 related to restructuring initiatives for the involuntary departure of approximately 300 employees in the second quarter and 1,200 employees on a year-to-date basis
• pre-tax charges at Aliant of $9 million in the second quarter and on a year-to-date basis in 2006 related to restructuring initiatives for the departure of approximately 30 employees
• pre-tax charges at Bell Canada of $11 million in the second quarter of 2006 and $24 million on a year-to-date basis in 2006 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our restructuring initiatives.
BELL CANADA 2006 QUARTERLY REPORT

p. 35
The following table provides a summary of the costs recognized in the first six months of 2006 as well as the corresponding liability as at June 30, 2006.

	BELL CANADA	ALIANT	CONSOLIDATED

Balance in accounts payable and accrued liabilities at December 31, 2005	52	13	65
Restructuring costs(1)	58	9	67
Less:
Cash payments(1)	(50)	(10)	(60)

Balance in accounts payable and accrued liabilities at June 30, 2006	60	12	72

(1)	Excludes amounts related to real estate and net benefit plans costs.
OTHER CHARGES
Other charges of $10 million in the second quarter of 2006 and $40 million on a year-to-date basis in 2006 relate primarily to the transaction costs associated with the formation of Bell Aliant. Of the total transaction costs, $21 million was paid in the second quarter of 2006 and $43 million was paid on a year-to-date basis in 2006, which are reflected as cash flows used in investing activities in the statements of cash flows. These transaction costs relate mainly to investment banking, professional and consulting fees. Since the transaction closed on July 7, 2006, additional costs associated with the formation of Bell Aliant of approximately $85 million will be incurred in the third quarter of 2006.
Note 6. Other Income (Expense)

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Net gains on investments	—	—	2	—
Interest income	13	9	30	20
Premium on redemption of Aliant debt	(40)	—	(40)	—
Other	(5)	4	(25)	4

Other income (expense)	(32)	13	(33)	24

PREMIUM ON REDEMPTION OF ALIANT DEBT
On June 30, 2006, as part of the formation of Bell Aliant, Aliant announced the early redemption of all of its outstanding 10.75% First Mortgage Bonds, Series T and, on July 4, 2006, the early redemption of all of its outstanding 11.4% First Mortgage Bonds, Series V. A premium cost of $40 million was recorded as part of Other income (expense) in the second quarter of 2006 relating to these redemptions, of which $30 million was paid.
     On July 4, 2006, Aliant also redeemed all of its outstanding 8.30% Debentures, Series 2, 9.70% Debentures, Series 4, 9.05% Debentures, Series 5, 10.6% First Mortgage Bonds, Series T, 11.15% First Mortgage Bonds, Series U, 9.77% First Mortgage Bonds, Series V, and 8.76% First Mortgage Bonds, Series W. A premium cost of $82 million will be recorded for these redemptions in the third quarter of 2006.
Note 7. Income Taxes
Bell Canada realizes tax savings by using strategies to take advantage of tax losses within the BCE group of companies. The transactions described below are all part of a tax loss consolidation strategy that follows the transaction steps laid out in advanced tax rulings.
BCE INC., 4257111 CANADA INC.
AND BELL MOBILITY INC. (BELL
MOBILITY) LOSS MONETIZATION
TRANSACTION
On September 16, 2005, BCE Inc. advanced $17 billion to Bell Mobility, a wholly-owned subsidiary of Bell Canada, through a subordinated interest-bearing demand loan. Bell Mobility used the proceeds to acquire preferred shares from 4257111 Canada Inc., a wholly-owned subsidiary of BCE Inc. 4257111 Canada Inc. used the proceeds to advance $17 billion to BCE Inc. through an interest-free subordinated demand loan, the funds being used by BCE Inc. to repay the daylight loan previously granted to make the initial demand loan. The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $6.3 billion in the second quarter of 2006.
BELL CANADA 2006 QUARTERLY REPORT

p. 36     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Income Taxes (CONT’D)
For 2006, the interest rate on the interest bearing loan is equal to 5.38%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     Bell Mobility has the legal right and intention to offset the demand loan payable to BCE Inc. and the investment in preferred shares of 4257111 Canada Inc. As a result, these items and the related interest expense and dividend income have been presented on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense. The tax savings are distributed as an additional dividend and distributed back to BCE Inc. at the end of each quarter.
BELL CANADA HOLDINGS INC. (BCH),
4047974 CANADA INC. AND BELL CANADA
LOSS MONETIZATION TRANSACTION
In the second quarter of 2002, BCH advanced $5 billion in cash to us through a subordinated interest bearing demand loan. We used the proceeds to acquire preferred shares in 4047974 Canada Inc., a wholly-owned subsidiary of BCH. 4047974 Canada Inc. then advanced $5 billion to BCH through an interest-free subordinated demand loan.
     The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $2.5 billion in the first quarter of 2003, to $1.2 billion in the third quarter of 2003 and to $600 million in the fourth quarter of 2003.
     For 2006, the interest rate on the loan was equal to 5% which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
     We have the legal right and intention to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada Inc. Because we intend to do this, we have presented these items, and the related interest expense and dividend income, on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense.
Note 8. Stock-Based Compensation Plans
RESTRICTED SHARE UNITS (RSUs)
The following table is a summary of the status of RSUs.

NUMBER OF RSUs

Outstanding, January 1, 2006	1,898,812
Granted	2,023,460
Dividends credited	21,986
Payments	(1,913,280)

Outstanding, June 30, 2006	2,030,978

For the three months and six months ended June 30, 2006, we recorded compensation expense for RSUs of $4 million and $13 million, respectively. For the three months and six months ended June 30, 2005, we recorded compensation expense for RSUs of nil and $7 million, respectively. During the second quarter of 2006, BCE granted 2,023,460 RSUs for the performance period ending December 31, 2007.
STOCK OPTIONS
The following table is a summary of the status of BCE Inc.’s stock option programs.

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2006	17,743,276	$32
Granted	122,200	$28
Exercised	(65,042)	$18
Expired/forfeited	(1,083,866)	$32
Transfers in/out	(78,435)	$31

Outstanding, June 30, 2006	16,638,133	$32

Exercisable, June 30, 2006	10,930,064	$34

BELL CANADA 2006 QUARTERLY REPORT

p. 37
ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL
The following table shows the assumptions used to determine the stock option expense using the Black-Scholes option pricing model.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Compensation expense ($ millions)	3	3	5	6
Number of stock options granted	—	222,700	122,200	599,000
Weighted average fair value per option granted ($)	—	3	2	3
Weighted average assumptions:
Dividend yield	—	4.5%	4.3%	4.5%
Expected volatility	—	19%	17%	22%
Risk-free interest rate	—	3.6%	4.0%	3.4%
Expected life (years)	—	3.5	3.5	3.5

Note 9. Commitments and Contingencies
COMMITMENT UNDER THE
CANADIAN RADIO-TELEVISION AND
TELECOMMUNICATIONS COMMISSION (CRTC)
DEFERRAL ACCOUNT MECHANISM
On February 16, 2006, the CRTC issued Telecom Decision 2006-9, in which it estimated incumbent telephone companies’deferral account amounts, on an accumulated balance and future annualized commitment basis, at May 31, 2006. Bell Canada estimated its accumulated deferral account balance at May 31, 2006 to be $479.3 million with an estimated future annualized commitment of $81.9 million. Aliant’s accumulated deferral account balance at May 31, 2006 is estimated to be $8.2 million with no estimated annualized commitment. Neither Aliant nor Bell Canada can finalize their estimates of deferral account balances since the outcome of certain outstanding regulatory proceedings is unknown.
     In Telecom Decision 2006-9, the CRTC made the following orders to clear the accumulated balances in the deferral accounts:
•	The CRTC first directed each Incumbent Local Exchange Carrier (ILEC) to allocate a minimum of 5% of the accumulated balance in its deferral account to improve access to telecommunication services for persons with disabilities
•	As to the remaining 95% of the funds in the deferral account, the CRTC addressed both broadband service investments and subscriber rebates. The CRTC concluded that each ILEC could use funds in its deferral accounts for initiatives to expand broadband services to rural and remote communities. Those ILECs who choose to invest in broadband are required to file a proposal with the CRTC by September 1, 2006, for approval to draw down qualified expenditures from their deferral accounts. If an ILEC chooses not to invest in broadband expansion, or invests in such expansion but has money left over in its deferral account, the remaining funds will be rebated to the ILEC’s residential local subscribers in non-high cost serving areas.
     Telecom Decision 2006-9 also indicated that the future annual deferral account obligations of ILECs are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada and certain other ILECs filed rate proposals on May 15, 2006 that became effective on June 1, 2006. Bell Canada’s proposal eliminates approximately $67.9 million of its estimated future annualized commitment. Bell Canada believes that the impact of outstanding regulatory proceedings may absorb the remaining annualized commitment. Aliant’s estimated future annualized commitment at May 31, 2006 is negative which eliminates the need to reduce monthly rates. Telecom Decision 2006-9 also notes that the extension of the Second Price Cap Period to May 31, 2007 will result in an additional annual deferral account obligation. The impact of this addition on the annualized commitment also is dependent on the outcome of outstanding proceedings.
     The deferral account obligation will change as amounts are added to the account or the CRTC approves initiatives that serve to reduce the deferral account obligation, and any amounts remaining in the deferral accounts will bear interest at the ILEC’s short-term cost of debt each year until disposition.
     On March 17, 2006, Bell Canada filed an application for leave to appeal this decision to the Federal Court of Appeal, to the extent that it requires Bell Canada to give rebates in respect of rates that the CRTC had made final in 2003. Another broader application for leave to appeal was also filed on behalf of consumer groups. Further, on May 16, 2006, Barrett Xplore Inc., a broadband service provider, applied to the Governor in Council to overturn the CRTC’s determinations regarding the use of deferral account funds by ILECs to expand the availability of broadband services. The same company filed an application to the CRTC to review and vary Telecom Decision 2006-9 on June 2, 2006.
BELL CANADA 2006 QUARTERLY REPORT

p. 38     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Commitments And Contingencies (CONT’D)
Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision on our financial results at this time.
RECENT DEVELOPMENTS IN
LEGAL PROCEEDINGS
Purported Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges
On June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges by Bell Canada and Bell Mobility despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility to a financial institution, by Internet, by telephone or by cheque within the payment period indicated on their bills, and/or that suffered damages resulting from a payment allegedly made before the due date, and/or that were allegedly billed, in the case of Québec residents, interest at a rate higher than the legal rate. The lawsuit has not yet been authorized as a class action.
     The motion seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the class. In addition to the reimbursement of such amounts, the class action would, if authorized, also seek payment of damages and punitive damages by Bell Canada and Bell Mobility. Bell Canada and Bell Mobility intend to vigorously defend their position. Based on the information currently available, Bell Canada’s and Bell Mobility’s management cannot predict the final outcome of this legal proceeding.
Note 10. Subsequent Event
NON-CONVERSION OF CUMULATIVE
REDEEMABLE CLASS A PREFERRED SHARES,
SERIES 19
On July 25, 2006, Bell Canada announced that none of its 14 million issued and outstanding Cumulative Redeemable Class A Preferred Shares, Series 19 (‘Series 19 Preferred Shares’) will be converted into Cumulative Redeemable Class A Preferred Shares, Series 20 (‘Series 20 Preferred Shares’).
     Holders of the Series 19 Preferred Shares were notified on June 5, 2006 that they could elect to convert their shares into Series 20 Preferred Shares effective August 1, 2006. Only 1,327,080 of the Series 19 Preferred Shares were surrendered for conversion into Series 20 Preferred Shares. As this would result in less than two million Series 20 Preferred Shares being outstanding, none of the Series 19 Preferred Shares, as per the terms and conditions attached to these shares, will be converted into Series 20 Preferred Shares.
     Starting on August 1, 2006, holders of the Series 19 Preferred Shares are entitled to receive fixed cumulative quarterly dividends at an annual rate of 4.65% subject to such dividends being declared by Bell Canada’s board of directors.
     Bell Canada may redeem the Series 19 Preferred Shares on August 1, 2011 and every five years thereafter at $25.00 per share.
BELL CANADA 2006 QUARTERLY REPORT

This document has been filed by Bell Canada with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:
Mailing address
Bell Canada
Corporate Communications
1000, rue de La Gauchetière O.
Bureau 3700
Montréal (Québec)
H3B 4Y7
e-mail address
forum@bell.ca
Investor Relations
tel: 1 800 339-6353
fax: (514) 786-3970
For additional copies
of these statements,
please call
1 888 932-6666.
Pour obtenir un exemplaire de la version française de ce document, composez le 1 888 932-6666.

PRINTED IN CANADA
06-08 BC-2E

Certification of Interim Filings

      I, Michael J. Sabia, Chief Executive Officer of Bell Canada, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending June 30, 2006;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: August 2, 2006

	By:	(signed) Michael J. Sabia
Michael J. Sabia
Chief Executive Officer Bell Canada

Certification of Interim Filings

      I, Siim A. Vanaselja, Chief Financial Officer of Bell Canada, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending June 30, 2006;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: August 2, 2006

	By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja
Chief Financial Officer Bell Canada